Exhibit 2.1
Execution Version
AGREEMENT AND PLAN OF MERGER
among
EMS TECHNOLOGIES, INC.,
HONEYWELL INTERNATIONAL INC.
and
EGRET ACQUISITION CORP.
Dated June 13, 2011

EXHIBITS

Exhibit A	Conditions to the Offer

INDEX OF DEFINED TERMS

401(k) Plan	60
Acceptance Time	6
Acquisition Proposal	62
Acquisition Proposal Notice	44
Actions	23
Affiliate	63
Agreement	1
Alternative Acquisition Agreement	45
Alternative Transaction	45
Antitrust Laws	63
Applicable Date	19
Articles of Merger	10
Bankruptcy and Equity Exception	18
Benefit Plans	24
Book-Entry Shares	8
Business Day	63
Bylaws	10
Certificates	11
Change in Control Arrangements	52
Change of Recommendation	46
Charter	10
Circumstance	63
Closing	9
Closing Date	9
Code	24
Common Stock	8
Communications Act Communications Act Company	1
Company Approvals	19
Company Board of Directors	1
Company Disclosure Documents	21
Company Disclosure Letter	16
Company Financial Advisor	18
Company Intellectual Property	63
Company Material Adverse Effect	63
Company Option	14
Company Products	64
Company Recommendation	2
Company Reports	19
Company Requisite Vote	18
Company Shareholders	1
Compensation Committee	18
Confidentiality Agreement	68
Continuing Directors	6
Contract	67
CSA	18
Determination Notice	46
DFAR	37
Directors Plan	14
Dissenting Shareholders	11
Dissenting Shares	11
DOJ	49
Effective Time	10
Employees	23
Environmental Law	65
Environmental Permit	65
ERISA	24
ERISA Affiliate	23
ERISA Plan	24
ESPP	65
Exchange Act	3
Exchange Fund	11
Excluded Share	11
Excluded Shares	11
Expiration Date	2
FAR	36
FCL	18
FTC	49
GAAP	20
GBCC	1
Government Contract	65
Government Contract Bid	65
Governmental Agency	65
Governmental Entity	19
Hazardous Substance	65
HSR Act	18
Indemnified Parties	53
Initial Expiration Date	2
Insurance Amount	54
Insurance Policies	34
Intellectual Property	66
IRS	24
ITAR	18
Key Customers	37
Key Suppliers	37
Knowledge of the Company	66
Laws	26
Lease	66

Leased Real Property	29
Licensed Intellectual Property	66
Licenses	26
Lien	17
Material Contracts	28
Merger	1
Merger Sub	1
Merger Sub Designees	6
Minimum Tender Condition	1
Multiemployer Plan	24
Nasdaq	6
NISPOM	18
Notice Period	46
Offer	1
Offer Documents	3
Offer Price	1
Option Exercise Period	14
Option Payment	14
Order	55
Outside Date	2
Outstanding Proposal	58
Owned Intellectual Property	66
Owned Real Property	29
Parent	1
Parent Approvals	38
Parent Disclosure Letter	37
Parent Financial Statements	39
Paying Agent	11
PBGC	25
Pension Plan	24
Per Share Merger Consideration	11
Performance Bonus Plan	52
Permitted Liens	67
Person	67
Previously Disclosed	67
Promissory Note	8
Proxy Statement	21
Registered Intellectual Property	32
Release	67
Representatives	44
Restricted Stock	14
Rights Plan	54
Sarbanes-Oxley Act	20
Schedule 14D-9	4
SEC	2
Securities Act	8
Share	1
Shareholders’ Meeting	47
Shares	1
Software	67
Stock Plans	67
Subsidiary	68
Superior Proposal	68
Surviving Corporation	9
Takeover Statute	30
Tax	68
Tax Return	68
Termination Fee	58
Top-Up Closing	8
Top-Up Exercise Notice	8
Top-Up Notice Receipt	8
Top-Up Option	7
Top-Up Shares	7
Uncertificated Shares	11
Underwater Option	14
WARN	32

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of June 13, 2011, among EMS Technologies, Inc., a Georgia corporation (the “Company”), Honeywell International Inc., a Delaware corporation (“Parent”), and Egret Acquisition Corp., a Georgia corporation and a wholly owned subsidiary of Parent (“Merger Sub”).
RECITALS
          WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;
          WHEREAS, in furtherance of the foregoing, Merger Sub shall, and Parent shall cause Merger Sub to, make a tender offer to purchase for cash all the outstanding shares of common stock of the Company, par value $0.10 per share (the “Shares” and each, a “Share”), at a price per Share of $33.00 (such amount, or any different amount per Share paid pursuant to the Offer and in accordance with this Agreement, the “Offer Price”), subject to any required withholding Taxes as described in Section 4.2(g) and without interest, on the terms and subject to the conditions of this Agreement (as it may be amended from time to time as permitted under this Agreement, the “Offer”);
          WHEREAS, also in furtherance of the foregoing, upon the terms and subject to the conditions of this Agreement and in accordance with the Georgia Business Corporation Code (the “GBCC”), following the consummation of the Offer, Merger Sub shall merge with and into the Company in accordance with the provisions of the GBCC, with the Company as the surviving corporation and a direct or indirect wholly-owned subsidiary of Parent (the “Merger”);
          WHEREAS, the board of directors of Merger Sub has adopted, approved and declared it advisable for Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth herein;
          WHEREAS, the board of directors of Parent has approved this Agreement and the transactions contemplated hereby, and Parent, in its capacity as the sole shareholder of Merger Sub, has adopted and approved this Agreement and the transactions contemplated hereby upon the terms and subject to the conditions set forth herein; and
          WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of the Company and the holders of the Shares (the “Company Shareholders”), (ii) adopted and approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer, the Merger and the Top-Up Option, and (iii) resolved to recommend that the Company Shareholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt and approve this Agreement and approve the Merger (the recommendation set forth in this clause (iii), the “Company Recommendation”).

          NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
THE OFFER AND THE MERGER
     Section 1.1 The Offer.
          (a) On the terms and subject to the provisions of this Agreement, as promptly as practicable but in no event later than June 27, 2011, Merger Sub shall, and Parent shall cause Merger Sub to, commence the Offer within the meaning of Rule 14d-2 under the Exchange Act. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in Exhibit A.
               (i) The initial expiration date of the Offer shall be midnight, New York, New York time on the twentieth (20th) Business Day following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act) (such time, the “Initial Expiration Date,” and such time, or subsequent time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Merger Sub reserves the right in its sole discretion to waive, in whole or part, any condition to the Offer or modify the terms of the Offer, except that, without the written consent of the Company, Merger Sub shall not (A) reduce the number of Shares subject to the Offer or sought to be purchased in the Offer, (B) reduce the Offer Price (except pursuant to Section 1.1(a)(v)), (C) amend or waive the Minimum Tender Condition, (D) add to or impose conditions to the Offer other than the conditions set forth in Exhibit A attached hereto or modify any condition set forth in Exhibit A attached hereto if such modification is adverse in any respect to the holders of the Shares, (E) extend the expiration date of the Offer (except in accordance with Section 1.1(a)(ii) below), (F) change the form of consideration payable in the Offer or (G) otherwise amend or modify the Offer in any manner adverse to the holders of the Shares.
               (ii) Notwithstanding Section 1.1(a)(i), but subject to the terms and conditions contained herein, (A) Merger Sub shall extend the Offer if, at the then scheduled expiration date of the Offer, any of the conditions to Merger Sub’s obligation to purchase Shares set forth in Exhibit A are not satisfied or waived and it is reasonably expected that such condition or conditions may be satisfied prior to the Outside Date (after taking into account any extension required by Section 10.7(v)), until such time as all of such conditions are satisfied or waived, in increments of not more than ten (10) Business Days each with the exact length of each such extension period determined by Parent or Merger Sub and (B) Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof; provided that in no case shall Merger Sub be obligated to, or Parent be obligated to cause Merger Sub to, extend the Offer beyond the Outside Date. In addition, Merger Sub may make available a “subsequent offering period”, in accordance with Rule 14d-11 under the Exchange Act, of not less than five (5) Business Days and not more than twenty (20) Business

Days; provided, that Merger Sub shall immediately accept and promptly pay for all Shares tendered during the initial offering period and accept and promptly pay for all Shares tendered during any such “subsequent offering period”, in each case in accordance with Rule 14d-11 under the Exchange Act and other applicable securities Laws.
               (iii) On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for (subject to any applicable Tax withholding pursuant to Section 4.2(g)) all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date and in any event in compliance with Rule 14e-1(c) under the Exchange Act.
               (iv) Merger Sub shall not terminate the Offer prior to the Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article IX. If this Agreement is terminated pursuant to Article IX, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within twenty-four (24) hours of such termination) terminate the Offer and in any event shall not acquire any Shares pursuant thereto. If the Offer is terminated by Merger Sub, or this Agreement is terminated prior to the acquisition of Shares in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares that have not been withdrawn to the registered holders thereof.
               (v) Subject to the Company’s obligations pursuant to Section 7.1, if the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction or the Company declares or makes any cash dividend or other cash or asset distribution with respect to the Shares, the Offer Price shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Offer Price.
          (b) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement and such other ancillary documents pursuant to which the Offer will be made (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto and such other ancillary documents, the “Offer Documents”). The Offer Documents will contain all information that is required to be included therein in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), and any other applicable Laws. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company that is required or reasonably requested by Parent or Merger Sub for inclusion in the Offer Documents. Parent and Merger Sub shall cause the Offer Documents to comply as to form in all material respects with the requirements of all applicable Laws, and Parent and Merger Sub will take all steps necessary to cause the Offer Documents to be disseminated to the Company Shareholders in accordance with this Agreement and with all applicable Laws. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company Shareholders, in each case as and to the extent required by all applicable Laws. The Company and its counsel shall be given the opportunity to review and comment on the Offer Documents and any supplements or amendments thereto prior to the filing thereof with the SEC, and Parent and Merger Sub shall give due consideration to any such comments proposed by the Company or its counsel. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use (i) its reasonable best efforts to respond promptly to such comments and (ii) its good faith, reasonable efforts to resolve the issues raised therein. Parent and Merger Sub shall (w) provide the Company and its counsel in writing with any written comments (or a summary of any material oral comments) Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly, but in no event later than one (1) Business Day, after the receipt of such comments, (x) provide the Company and its counsel with copies of all material correspondence between Parent, Merger Sub or their counsel, on the one hand, and the SEC (or the staff of the SEC), on the other hand, (y) give the Company and its counsel a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on any response, and (z) give due consideration to any such comments.
          (c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase and pay for any and all Shares that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s covenants, agreements and obligations under the Offer as provided in this Agreement.
     Section 1.2 Company Actions.
          (a) The Company hereby consents to, and adopts and approves, the Offer, and on the commencement of the Offer, the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”) and shall promptly mail the Schedule 14D-9 to the Company Shareholders. Parent and Merger Sub shall as promptly as reasonably practicable furnish to the Company all information concerning Parent and Merger Sub that is required or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and, subject to the provisions of this Agreement, the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company Shareholders, in each case as and to the extent required by all applicable Laws. Parent and Merger Sub and their counsel shall be given the opportunity to review and comment on the Schedule 14D-9 and any supplements or amendments thereto prior to the filing thereof with the SEC, and the Company shall give due consideration to any such comments proposed by Parent and Merger Sub or its counsel. In the event that Company receives any comments from the SEC or its staff with respect to Schedule 14D-9, it shall use (i) its reasonable best efforts to respond promptly to such comments and (ii) its good faith, reasonable efforts to resolve the issues raised therein. The Company shall (w) provide Parent and Merger Sub and their counsel in writing with any written comments (or a summary of any material oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly, but in no event later than one (1) Business Day, after the receipt of such comments, (x) provide Parent, Merger Sub and their counsel with copies of all material correspondence between the Company and its counsel, on the one hand, and the SEC (or the staff of the SEC), on the other hand, (y) give Parent, Merger Sub and their counsel a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on any response, and (z) give due consideration to any such comments.
          (b) In connection with the Offer, the Company shall cause its transfer agent to furnish Merger Sub promptly (and, in any case, prior to the commencement of the Offer) with mailing labels containing the names and addresses of the record holders of the Shares as of the latest practicable date, together with copies of all lists of shareholders, security position listings and computer files and all other information in the Company’s possession or control regarding the record or beneficial owners of the Shares (including, the names and addresses of the participants of the ESPP and the number of Shares credited to each such participant under the ESPP), and shall furnish to Merger Sub such information and assistance (including updated lists of shareholders, security position listings, electronic versions of such information and computer files) as Parent may reasonably request in communicating the Offer to the Company Shareholders and beneficial holders of the Shares. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, Parent and Merger Sub shall, and shall cause their agents to, treat the information contained in any such labels, listings and files in accordance with the terms and conditions of the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, promptly deliver to the Company all copies of such information then in their possession or under their control and shall instruct their representatives and agents to do the same.
          (c) Company shall not, and shall cause its Subsidiaries not to, tender any Shares held by the Company or any of its Subsidiaries (other than in a fiduciary capacity) into the Offer.
          (d) The Company has been informed that all directors of the Company intend to tender all of their respective Shares, if any, in the Offer and that the Offer Documents may so state. The Company shall, and shall use reasonable efforts to cause any third parties to, cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of Shares held in or subject to any Stock Plan, and to permit such holders of Shares to tender their Shares in the Offer, including causing the custodian of the ESPP to promptly disseminate the Offer Documents to the participants of the ESPP.
     Section 1.3 Directors.

          (a) Immediately after the acceptance for payment of Shares tendered pursuant to the Offer (without giving effect to any subsequent offering period) (the time of such acceptance being the “Acceptance Time”) and, from time to time thereafter, as Shares are accepted for payment by Merger Sub, subject to Parent or Merger Sub depositing the payment for all accepted Shares with the depositary agent for the Offer and subject to Section 1.3(b), Parent shall have the right to designate persons (the “Merger Sub Designees”) to become members of the Company Board of Directors such that the total number of Merger Sub Designees, rounded up to the nearest whole number, equals the product of the total number of members of the Company Board of Directors (after giving effect to any increase in the number of the directors elected or appointed pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent or Merger Sub or any of their Subsidiaries at such time (including Shares so accepted for payment and the Top-Up Shares) bears to the total number of Shares then outstanding, but in no event less than a majority of the number of directors. In furtherance thereof, the Company shall, upon the request of, and as specified by, Merger Sub, promptly either increase the size of the Company Board of Directors or secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable the Merger Sub Designees to be so elected or appointed to the Company Board of Directors and the Company shall cause the Merger Sub Designees to be so elected or appointed. At such time, if requested by Merger Sub, the Company shall also take all action necessary to cause the Merger Sub Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of each committee of the Company Board of Directors, to the extent permitted by applicable Law and the rules of any stock exchange or trading market on which the Shares are listed and traded. The provisions of this Section 1.3 are in addition to and shall not limit any rights which Merger Sub, Parent or any of their Affiliates may have as a holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.
          (b) The Company’s obligations pursuant to Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act. The Company shall take all actions necessary to appoint the Merger Sub Designees, including mailing to the Company Shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder as part of the Schedule 14D-9; provided, however, that Parent and Merger Sub shall supply to the Company in writing prior to the filing with the SEC of the Schedule 14D-9, and be solely responsible for, any information with respect to Parent and Merger Sub and Merger Sub Designees to the extent required by such Section 14(f) and Rule 14f-1.
          (c) Notwithstanding the provisions of this Section 1.3, the parties hereto shall use their respective reasonable best efforts to ensure that at least three (3) of the members of the Company Board of Directors shall, at all times following the Acceptance Time and prior to the Effective Time, be directors of the Company who (i) were directors of the Company on the date hereof, (ii) are not officers of the Company and (iii) are independent directors for purposes of continuing listing requirements of the Nasdaq Global Select Market (“Nasdaq”) (such directors, the “Continuing Directors”); provided, however, that, if at any time there shall be in office less than three (3) Continuing Directors for any reason, the Company Board of Directors shall use reasonable best efforts to cause a person or persons meeting the foregoing criteria and designated by the remaining Continuing Directors to be appointed or elected to the Company Board of Directors and such person or persons shall be deemed to be Continuing Directors for all purposes of this Agreement, or if no Continuing Directors then shall remain, the other directors of the Company then in office shall use reasonable best efforts to appoint or elect to the Company Board of Directors three (3) persons meeting the foregoing criteria, which persons shall not be directors, officers, employees or Affiliates of Parent or Merger Sub and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement. From and after the Acceptance Time and prior to the Effective Time, subject to the terms hereof, any amendment or modification of this Agreement, any termination of this Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Merger Sub hereunder, any waiver of any condition to the Company’s obligations hereunder or any of the Company’s rights hereunder, any amendment to the articles of incorporation or bylaws of the Company in any manner adverse to the Company Shareholders, and any other action of the Company hereunder which adversely affects or could adversely affect the Company Shareholders (other than Parent or Merger Sub) may be effected only if (in addition to the approval of the Company Board of Directors as a whole) such action is approved by a majority of the Continuing Directors then in office. Following the Acceptance Time and prior to the Effective Time, neither Parent nor Merger Sub shall take any action to remove any Continuing Director except for negligence, fraud, willful misconduct or cause.
          (d) After the Acceptance Time, the Company shall take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 5615(c) and make all necessary filings and disclosures associated with such status.
     Section 1.4 Top-Up Option.
          (a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase at the Offer Price an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and their Subsidiaries at the time of such exercise, shall constitute one (1) Share more than 90.00% of the outstanding Shares on a fully diluted basis (after taking into account the issuance of the Top-Up Shares); provided, however, that the Top-Up Option shall not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares (treating the Shares held in the treasury of the Company as unissued and giving effect to Shares reserved for issuance under all outstanding stock options, restricted stock and any other rights to acquire the Shares as if such Shares were outstanding) or (ii) any other provision of applicable Law or judgment, injunction order or decree shall prohibit the exercise of the Top-Up Option or delivery of the Top-Up Shares (excluding any listing requirement of the Nasdaq); provided, further, that the Top-Up Option shall terminate upon the termination of this Agreement in accordance with its terms. The Top-Up Option shall not be exercisable until such time as Merger Sub shall have deposited the payment for all accepted Shares with the depositary agent for the Offer and, if a “subsequent offering period” is provided, for all Shares tendered in the “subsequent offering period, and in no event shall the Top-Up Option be exercisable (x) if the Minimum Tender Condition shall have been waived, (y) more than once or (z) unless, immediately after such exercise and the issuance of Shares pursuant thereto, and accounting for the limitations set forth herein, Parent and Merger Sub would hold one (1) Share more than 90.00% of the outstanding Shares. Upon Parent’s request, the Company shall use its commercially reasonable efforts to cause its transfer agent to notify Parent in writing of the number of Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option. The Company has reserved, and shall continue to reserve and maintain free from preemptive rights, out of its authorized but unissued shares of common stock of the Company, par value $0.10 per share, the (“Common Stock”) all authorized and unissued shares of Common Stock as of the date hereof for the exercise of the Top-Up Option, except for Shares issuable upon the exercise of Company Options outstanding under the Stock Plans as of the date hereof.
          (b) The parties shall cooperate to ensure that the issuance of the Top-Up Shares is accomplished consistent with all applicable legal requirements of all Governmental Entities, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”).
          (c) Subject to the limitations on exercise of the Top-Up Option set forth in Section 1.4(a), Merger Sub shall, and Parent shall cause Merger Sub to, exercise, and take all action necessary action to exercise, the Top-Up Option, upon the written request of the Company. To exercise the Top-Up Option, Merger Sub shall send to the Company a written notice (a “Top-Up Exercise Notice”) specifying (i) the number of Shares that are owned by Parent, Merger Sub and their Subsidiaries immediately preceding the purchase of the Top-Up Shares and (ii) the place, time and date (which date shall be no later than the third (3rd) Business Day following the date of the Top-Up Exercise Notice) for the closing of the purchase and sale of the Top-Up Shares (the “Top-Up Closing”). The Top-Up Notice shall also include an undertaking signed by Parent and Merger Sub that, as promptly as practicable following such exercise of the Top-Up Option, Merger Sub intends to (and Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as practicable after such exercise) consummate the Merger in accordance with the GBCC as contemplated by Section 7.3(e). The Company shall, promptly after receipt of the Top-Up Exercise Notice (and in any event within 24 hours), deliver a written notice to Merger Sub confirming the number of Top-Up Shares and the aggregate purchase price therefor (the “Top-Up Notice Receipt”). Merger Sub and the Company shall use their reasonable best efforts to cause the Top-Up Closing to occur on the same day the Top-Up Exercise Notice is received by the Company, and if not so consummated on such day, as promptly thereafter as possible. At the Top-Up Closing, Merger Sub shall pay the Company, in the manner set forth in Section 1.4(d) hereof, the aggregate price required to be paid for the Top-Up Shares, in cash and/or aggregate principal amount equal to that specified in the Top-Up Notice Receipt, and the Company shall cause to be issued and delivered to Merger Sub a certificate or certificates representing the Top-Up Shares or, at Merger Sub’s request or otherwise if the Company does not then have certificated Shares, the applicable number of uncertificated Shares represented by book entry (“Book-Entry Shares”). Such certificates or Book-Entry Shares may include any legends that are required by applicable Law.
          (d) Merger Sub may pay the Company the aggregate price required to be paid for the Top-Up Shares either (i) entirely in cash or (ii) at Merger Sub’s election, by (x) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and (y) executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (x) (a “Promissory Note”). Any such Promissory Note shall be full recourse against Parent and Merger Sub and (i) shall bear interest at the rate of two percent (2%) per annum, (ii) shall mature on the first (1st) anniversary of the date of execution and delivery of such Promissory Note and (iii) may be prepaid, in whole or in part, without premium or penalty.
          (e) Parent and Merger Sub acknowledge that the Shares that Merger Sub may acquire upon exercise of the Top-Up Option shall not be registered under the Securities Act and shall be issued in reliance upon an exemption for transactions not involving a public offering. Parent and Merger Sub represent and warrant to the Company that Merger Sub is, or shall be upon any purchase of Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top-Up Option, and the Top-Up Shares to be acquired upon exercise of the Top-Up Option, if any, are being and shall be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act). The parties agree and acknowledge that in any appraisal proceeding with respect to the Dissenting Shares, and to the fullest extent permitted by applicable Law, the Surviving Corporation shall not assert that the Top-Up Option, the issuance of the Top-Up Shares or the payment by Merger Sub to the Company of any consideration for the Top-Up Shares should be considered by the court in connection with the determination in accordance with Article 13 of the GBCC of the fair value of the Dissenting Shares.
          (f) The number of Shares issuable pursuant to the Top-Up Option shall be adjusted to the extent appropriate so as to restore Merger Sub to its rights hereunder with respect to the Top-Up Option in the event of any reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction with respect to Shares occurring or having a record date on or after the date of this Agreement and prior to the date of exercise of the Top-Up Option.
     Section 1.5 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the GBCC, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the GBCC.
     Section 1.6 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of King & Spalding LLP, 1180 Peachtree Street N.E., Atlanta, Georgia 30309, at 10:00 A.M. local time on a date to be specified by the parties, which shall be not later than the second (2nd) Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

     Section 1.7 Effective Time. Upon the terms and subject to the conditions of this Agreement, as soon as practicable following the Closing, the parties shall cause the Merger to be consummated by filing articles of merger, or, at Parent’s election, a certificate of merger (the “Articles of Merger”) with the Secretary of State of the State of Georgia and by making all other filings required under the GBCC, including publication of a notice of merger pursuant to Section 14-2-1105.1 of the GBCC on the same day as the filing of the Articles of Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Georgia, or at such subsequent date or time as may be agreed to by the parties in writing and specified in the Articles of Merger (the “Effective Time”).
ARTICLE II
ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION
     Section 2.1 The Articles of Incorporation. Subject to Section 7.10, the Articles of Incorporation of the Company shall, by virtue of the Merger, be amended in its entirety to read as the articles of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that Article I thereof shall provide that the name of the Corporation shall be “EMS Technologies, Inc.” Such articles of incorporation, as so amended, shall be the articles of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as permitted by applicable Laws and such articles of incorporation.
     Section 2.2 The Bylaws. The parties hereto shall take all actions necessary so that, subject to Section 7.10, the bylaws of the Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time except that the name of the Surviving Corporation shall continue to be “EMS Technologies, Inc.” (as so amended and restated, the “Bylaws”), until thereafter amended as provided therein or by applicable Law.
ARTICLE III
OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION
     Section 3.1 Directors. The members of the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.
     Section 3.2 Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
     Section 4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:
          (a) Each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, and Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares (the “Dissenting Shares”) that are owned by Company Shareholders (“Dissenting Shareholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Article 13 of the GBCC with respect to such Shares (each, an “Excluded Share” and collectively, “Excluded Shares”) shall be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares (other than the Excluded Shares) shall cease to be outstanding, shall be cancelled, shall cease to exist, and shall cease to have any rights other than, and shall thereafter represent only, the right to receive the Per Share Merger Consideration, without interest, upon the surrender of such Shares in accordance with Section 4.2.
          (b) Each Excluded Share referred to in Section 4.1(a)(i) or 4.1(a)(ii) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist; provided, however, that the Dissenting Shares shall thereafter represent the right to receive the payment to which reference is made in Section 4.2(f).
          (c) At the Effective Time, each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation.
     Section 4.2 Surrender and Payment.
          (a) Prior to the Effective Time, Parent shall appoint JP Morgan, N.A., as paying agent or such other paying agent with the Company’s prior approval, which shall not be unreasonably withheld (the “Paying Agent”) for the purpose of exchanging for the Per Share Merger Consideration (i) certificates representing the Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”). Parent shall make available or cause to be made available to the Paying Agent amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the Per Share Merger Consideration pursuant to Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). If a Dissenting Shareholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Article 13 of the GBCC with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Shareholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Article 13 of the GBCC and (ii) the Per Share Merger Consideration.
          (b) Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares to the extent such holders do not also hold Shares that are not Excluded Shares) (i) a letter of transmittal in customary form approved by counsel to the Company prior to the Acceptance Time specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) or transfer of the Uncertificated Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) or the Uncertificated Shares in exchange for the Per Share Merger Consideration. Upon (A) surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, or (B) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holder of such Certificate or Uncertificated Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) or Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Certificate so surrendered and the Uncertificated Shares so transferred shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Uncertificated Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.
          (c) From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article IV.
          (d) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Company Shareholders for one year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof) or due transfer of its Uncertificated Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation,

Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
          (e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such customary and reasonable terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.
          (f) No Person who has perfected a demand for dissenters’ rights pursuant to Article 13 of the GBCC with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to payment of the “fair value” for such shares under the GBCC with respect to such Dissenting Shares. If any such Dissenting Shareholder shall have effectively withdrawn or lost such right at or following the Effective Time, each Dissenting Share held by such Dissenting Shareholder shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Per Share Merger Consideration. Unless and until a Dissenting Shareholder shall have effectively withdrawn or lost such Dissenting Shareholder’s right to appraisal under the GBCC with respect to Dissenting Shares, each Dissenting Shareholder shall be entitled to receive only the payment provided by Article 13 of the GBCC with respect to such Dissenting Shares. The Company shall (i) promptly notify Parent of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments received by the Company relating to shareholders’ rights of appraisal and with such notice to Parent provide to Parent a copy of all such demands, attempted withdrawals and other instruments received by the Company and (ii) give Parent the opportunity to direct and control all negotiations and proceedings with respect to demand for appraisal under the GBCC. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Each holder of Dissenting Shares who becomes entitled under Article 13 of the GBCC to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation after giving effect to any required withholdings as provided in Section 4.2(g) (but only after the amount thereof shall have been finally determined pursuant to the GBCC).
          (g) Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a Person pursuant to this Agreement or the Offer any amounts that are required to be deducted and withheld with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the applicable deduction and withholding was made.

     Section 4.3 Treatment of Options and Restricted Stock; Stock Plans.
          (a) Prior to the Acceptance Time, the Company shall declare that each option holder’s right to exercise each option to purchase Shares (a “Company Option”) granted under the Stock Plans that is outstanding at such time shall, in accordance with and subject to the terms of such Company Options, upon the commencement of the Offer (provided that the Acceptance Time occurs), (i) become 100% vested and (ii) be exercisable at any time prior to the Acceptance Time (the “Option Exercise Period”). To the extent not exercised within the Option Exercise Period, each outstanding Company Option shall, at the Effective Time, be terminated and converted, subject to the terms and conditions of this Agreement, into the right to receive an amount in cash equal to the product of (A) the number of Shares subject to such Company Option multiplied by (B) the Per Share Merger Consideration minus the per share exercise price of such Company Option (the “Option Payment”); provided that if the per share exercise price payable with respect to a Company Option exceeds the Per Share Merger Consideration (an “Underwater Option”), then such Underwater Option shall be cancelled without payment of any consideration with respect thereto. The Company shall terminate the Stock Plans immediately as of the Effective Time, and, following the Acceptance Time, no participant in any Stock Plan shall have any right under any such Stock Plan (other than the right to receive the Option Payment, in the case of a Company Option, or the Per Share Merger Consideration, in the case of Restricted Stock), in accordance with the terms of this Section 4.3. The Company Board of Directors (or, if appropriate, any committee thereof administering the Stock Plans) shall take all necessary and appropriate action to enable the treatment of the Company Options and Stock Plans contemplated hereby.
          (b) The Company Board of Directors (or, if appropriate, any committee thereof administering the Stock Plans) shall take all necessary and appropriate actions to provide that, with respect to each Share of restricted stock granted under the Stock Plans (collectively, the “Restricted Stock”) that is outstanding immediately prior to the Acceptance Time, (i) the restrictions applicable to the Restricted Stock shall lapse, and (ii) the Restricted Stock shall become free of all restrictions and become fully vested and transferable at the Acceptance Time.
          (c) All amounts payable pursuant to this Section 4.3 shall be reduced by the required withholding of Taxes, if any, and shall be paid without interest. Any amounts payable under this Section 4.3 shall be paid by Parent or the Surviving Corporation (or a subsidiary thereof). To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the applicable deduction and withholding was made.
          (d) The Company shall take all actions necessary (including any required amendment) such that the ESPP will terminate upon the Effective Time, no further purchase rights shall accrue after the date of this Agreement and all ESPP participants will automatically receive their accrued purchase rights under the ESPP upon the termination of the ESPP.
          (e) The Company shall take all actions and shall obtain all necessary consents and releases from all of the holders of rights under the EMS Technologies Inc. Deferred Compensation Plan for Non-Employee Directors (the “Directors Plan”), such that (i) the

Directors Plan will terminate as of the Effective Time, and (ii) upon the termination of the Directors Plan, each participant’s Deferral Account (as defined in the Directors Plan) shall be automatically converted to cash and will be paid to such participant in a lump sum as soon as practicable and, in any event, within thirty (30) days of the termination of the Directors Plan.
          (f) The Company shall amend, as of the Effective Time, the provisions of any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any such Affiliate, or any interest in respect of any capital stock of the Company or any such Affiliate, to provide no continuing rights to acquire, hold, transfer or grant any capital stock of the Company or any such Affiliate or any interest in respect of the capital stock of the Company or any such Affiliate. Except as otherwise contemplated herein, any then outstanding stock appreciation rights or other interest in respect of the capital stock of the Company or any Affiliate of the Company shall be canceled immediately prior to the Effective Time without any payment therefor, and the Company shall take all steps to ensure that neither it nor any of its Affiliates is or will be bound by any options, warrants, rights or agreements which would entitle any Person, other than Parent or its Affiliates, to own any capital stock of the Company or any of its Subsidiaries or to receive any payment in respect thereof.
     Section 4.4 Adjustments to Prevent Dilution. Subject to the Company’s obligations pursuant to Section 7.1, if the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction or the Company declares or makes any cash dividend or other cash or asset distribution with respect to the Shares, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.
     Section 4.5 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except (i) as disclosed in the Company Reports filed with the SEC since January 1, 2010 and prior to the third (3rd) Business Day prior to the date of this Agreement (to the extent that such disclosure does not constitute a “risk factor” and was not included in any section related to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), or (ii) as set forth in the disclosure letter delivered to Parent by the Company prior to or concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent regardless of whether a specific cross-reference is made), the Company hereby represents and warrants to Parent and Merger Sub that:
     Section 5.1 Organization, Good Standing and Qualification.
          (a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Each of the Company and its Subsidiaries is qualified to do business and is in good standing as a foreign corporation (or other legal entity) in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its material Subsidiaries’ articles of incorporation and bylaws or comparable governing documents, each as amended to the date hereof, and each as so made available is in full force and effect.
     Section 5.2 Capital Structure.
          (a) As of the close of business on June 10, 2011, the authorized capital stock of the Company consists of 75,000,000 Shares, of which 15,450,193 Shares were outstanding, and 10,000,000 shares of preferred stock, $1.00 par value per share, of which no shares are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable.
          (b) Other than those Shares reserved for issuance under the Stock Plans, the amount of which is set forth on Section 5.2(b) of the Company Disclosure Letter, the Company has no Shares reserved for issuance. Section 5.2(b) of the Company Disclosure Letter contains a correct and complete list of all Company Options and Restricted Stock under the Stock Plans, including the holder, date of grant, number of Shares and where applicable, exercise price and vesting schedule. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Except for options and other awards to acquire Shares under the Stock Plans, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Shareholders on any matter. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each Company Option was, on the date of grant of such Company Option, not less than the fair market value of a share of Common Stock on such date of grant as determined by the Company Board of Directors and no such Company Option has had its exercise price decreased since its date of grant. Each Company Option: (i) has been granted in compliance with the terms of the Stock Plans, (ii) has an exercise price per share of Common Stock equal to or greater than the fair market value of a share of Common Stock on the date such Company Option was granted (and as of any later modification thereof within the meaning of Section 409A of the Code), (iii) has a grant date identical to the date on which the Company Board of Directors or the authorized committee of the Company Board of Directors actually awarded such Company Option (unless the such board or committee authorized a later grant date), and (iv) each Company Option grant date listed on Schedule 5.2(b) is the grant date of the respective Company Option for corporate, Tax and all other pertinent purposes.
          (c) Section 5.2(c) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and (ii) the Company’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person, other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such company. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any mortgage, easement, lien, charge, pledge, security interest, claim, restriction or other encumbrance (each, a “Lien”).
          (d) Other than, (w) the options and other awards granted under the Stock Plans and the rights to acquire Shares by the exercise of stock options and other awards under the Stock Plans, in each case outstanding as of the date of this Agreement, (x) rights issued under the Rights Plan that are outstanding as of the date of this Agreement, (y) the Top-Up Option and (z) any shares of Common Stock issued in compliance with Section 7.1(b), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, stock units, phantom rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, or receive any payment based on the value of any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no declared or unpaid dividends or accrued dividends with respect to any shares of capital stock of the Company.
     Section 5.3 Corporate Authority; Approval; Fairness Opinion.
          (a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining necessary shareholder approval (if required by applicable Law to consummate the Merger) (the “Company Requisite Vote”), to consummate the Offer, the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement has been duly executed by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
          (b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by unanimous vote of the Company Board of Directors and, except for (i) the Company Requisite Vote (if required by applicable Law to consummate the Merger) and (ii) the filing of the Articles of Merger with the Secretary of State of the State of Georgia, no other corporate proceedings on the part of the Company or, assuming the accuracy of the representation and warranty in Section 6.10, any vote of the holders of any class or series of the Company’s capital stock are necessary to authorize the consummation of the transactions contemplated hereby.
          (c) The Company Board has determined that each of the members of the Compensation Committee of the Company Board (the “Compensation Committee”) are and at the Appointment Time will be, “independent directors” as defined in Rule 4200(a)(15) of the NASDAQ Marketplace Rules and eligible to serve on the Compensation Committee under the Exchange Act and the rules and regulations thereunder and all applicable NASDAQ Marketplace Rules.
          (d) The Company Board of Directors has received the opinion of its financial advisor, Bank of America Merrill Lynch (the “Company Financial Advisor”), to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares pursuant to this Agreement is, as of the date of such opinion, fair, from a financial point of view, to such holders (other than Parent and its Subsidiaries), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement for informational purposes only and has not been modified or withdrawn.
     Section 5.4 Governmental Filings; No Violations; Certain Contracts.
          (a) Other than (i) the filings and/or notices pursuant to (A) Section 1.2, (B) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (C) the requirements of the Arms Export Control Act as implemented by Section 122.4 of the International Traffic in Arms Regulations (“ITAR”) and (D) the Exchange Act and the rules and regulations of Nasdaq, (ii) notice to the cognizant security agency (“CSA”) pursuant to the National Industrial Security Program Operating Manual, DODDIR 5220.22-M (“NISPOM”), of changes with respect to a company holding a facility security clearance (“FCL”) and implementation of any measures required by the CSA to maintain the FCL after the transactions contemplated by this Agreement, (iii) the filing of the Articles of Merger with the Secretary of State of the State of Georgia, (iv) the approvals or filings set forth on Section 5.4(a) of the Company Disclosure Letter (collectively, the “Company Approvals”) and (v) the approvals or filings required to be obtained or made with any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, administrative, executive or judicial governmental entity or tribunal (each a “Governmental Entity”) with jurisdiction over enforcement of any applicable antitrust or competition Laws (each of which are set forth on Section 5.4(a) of the Company Disclosure Letter): no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Offer, the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect or prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.
          (b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing instruments of any of its Subsidiaries, or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations, the modification of any right under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries, pursuant to any License of the Company or any Subsidiary any Material Contract or any Labor Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Offer, the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.4(a), under any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (ii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect or prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement. Section 5.4(b) of the Company Disclosure Letter lists all consents, waivers and approvals under any of the Company’s or its Subsidiaries’ Material Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.
     Section 5.5 Company Reports; Financial Statements.
          (a) Since January 1, 2010 (the “Applicable Date”), the Company has filed all forms, statements, certifications, reports and documents required to be filed by it with the SEC under the Exchange Act or the Securities Act (the forms, statements, reports and documents filed since the Applicable Date, including any amendments or supplements thereto the “Company Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, each of the Company Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent that the information in such Company Report has been amended or superseded by a later Company Report filed prior to the date hereof. The Company has made available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2010 relating to the Company Reports, together with all written responses of the Company thereto sent to the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC. To the Knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.
          (b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.
          (c) The Company has designed and maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are, in all material respects, designed to be effective, and to the Knowledge of the Company are effective, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that comply in all material respects with the requirements under the Sarbanes Oxley Act. The Company has disclosed, based on its most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board of Directors (A) any significant deficiencies of which the Company has Knowledge in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2010, no material complaints regarding accounting, internal accounting controls or auditing matters, and no material concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company that are unresolved. The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is, in all material respects, sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”). Since March 31, 2011, none of KPMG LLP or any other independent public accountants of the Company or any of its Subsidiaries has resigned or been dismissed as independent public accountant of the Company or any of its Subsidiaries as a result of or in connection with any disagreement with the Company or any of its Subsidiaries on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. To the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, its Subsidiaries or any of their respective officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board of Directors or the Company Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting.
          (d) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) (i) was prepared from the books and records of the Company and its Subsidiaries and (ii) fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date; and each of the consolidated statements of income, shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) (i) was prepared from the books and records of the Company and its Subsidiaries and (ii) fairly presents, in all material respects, the results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (except as noted in the same financial statements included in the Company Reports and subject, in the case of unaudited statements, to the lack of footnotes and normal and recurring year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.
          (e) There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, which, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect, other than (i) liabilities or obligations disclosed or provided for in the Company’s audited balance sheet as of December 31, 2010 or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2010, or (iii) liabilities or obligations expressly contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has any material liabilities or obligations that would be classified as an off-balance sheet arrangement within the meaning of Item 303(a)(4) of Regulation S-K under the Securities Act.
     Section 5.6 Disclosure Documents.
          (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to Company Shareholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9, and the proxy or information statement of the Company (the “Proxy Statement”), if any, to be filed with the SEC in connection with the Offer and the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.
          (b) (i) The Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to Company Shareholders and at the time such shareholders vote on approval of the Merger and at the Effective Time, and (ii) the Company Disclosure Documents (other than the Proxy Statement), at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.6 will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company by Parent or Merger Sub specifically for use therein.
          (c) The information with respect to the Company or any of its Subsidiaries that the Company furnishes to Parent or Merger Sub in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
     Section 5.7 Absence of Certain Changes. From December 31, 2010 to the date of this Agreement, except as otherwise required or contemplated by this Agreement, (i) the Company and its Subsidiaries have conducted, in all material respects, their respective businesses in the ordinary course of such business and in a manner substantially consistent with past practice, (ii) there have not been any facts, circumstances, events, changes, effects or occurrences that have had or would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has:
          (a) amended or restated the articles of incorporation or bylaws of the Company, or such similar organizational or governing documents of the Subsidiaries;
          (b) issued, delivered, sold, transferred, disposed of, pledged or encumbered any shares of its capital stock or equity interests, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock or equity interests, voting securities or convertible securities or phantom stock or stock appreciation rights with respect thereto, other than the issuance of Shares issuable upon the exercise of Company Options outstanding under the Stock Plans as of the date of this Agreement or the issuance of Shares pursuant to the ESPP;
          (c) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or equity interests, except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary;
          (d) reclassified, combined, split, subdivided or redeemed, purchased or otherwise acquired, directly or indirectly, any capital stock or equity interests of the Company or any Subsidiary, other than Shares acquired from holders of Company Options in payment of the exercise price for Company Options;
          (e) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary;

          (f) made any change to its methods of accounting in effect as of the date of this Agreement, except as required by changes in GAAP or Law or by the SEC or as recommended by the Company’s independent registered public accounting firm;
          (g) made or changed any Tax election, settled or compromised any material Tax liability, changed in any material respect any accounting method in respect of Taxes, filed any amendment to an income or other material Tax Return, entered into any closing agreement, settled any material claim or material assessment in respect of Taxes, or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except, in each case, in the ordinary course of business consistent with past practice; or
          (h) written up, written down or written off the book value of any of its material assets, other than as was required by GAAP.
     Section 5.8 Litigation. There are no actions, suits, claims, hearings, arbitrations, investigations, mediations, audits, inquiries or other proceedings (collectively, “Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties, except, in each case, for those that have not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are a party to or subject to the provisions of any material judgment, order, writ, injunction, decree, settlement, stipulation or award issued or entered into by or with any Governmental Entity (an “Order”) that has limited or impaired, or would reasonably be expected to limit or impair, to any material extent any current business practice of or the conduct of business by the Company or its Subsidiaries. As of the date of this Agreement, there are no material Actions that the Company or any of its Subsidiaries have initiated against other parties.
     Section 5.9 Employee Benefits.
          (a) All material benefit and compensation plans, Contracts, policies or arrangements, whether written or oral, formal or informal, which provide for any pension, profit-sharing, deferred compensation, bonus, stock option, share appreciation right, severance, group or individual health, dental, medical, life insurance, or survivor benefit with respect to which the Company or a Subsidiary has any liability or obligation including by reason of being or having been treated as a single employer with any other Person under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder (any such person an “ERISA Affiliate”) and which cover current or former employees of the Company and its Subsidiaries (the “Employees”) or consultants or current or former officers or directors of the Company and its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (collectively, the “Benefit Plans”) are listed on Section 5.9(a) of the Company Disclosure Letter. True and complete copies of all Benefit Plans listed on Section 5.9(a) of the Company Disclosure Letter, including any related trust instruments and custodial or insurance Contracts or other funding instruments, and all amendments thereto that are not publicly available have been made available to Parent (or if such Benefit Plan is not written, an accurate description of the material terms thereof), as well as, to the extent applicable, (i) any annual report, actuarial report, or disclosure materials (including specifically any summary plan descriptions) submitted to any governmental agency or distributed to participants or beneficiaries thereunder in the current calendar year, (ii) the most recently received IRS determination or opinion letters and any governmental advisory opinions, rulings, compliance statements and closing agreements, specific to such Benefit Plan, and pending requests relating to any of the foregoing, and (iii) any written policies or procedures used in the administration of such Benefit Plan.
          (b) All Benefit Plans have been established and have at all times been maintained and operated in compliance with the terms of such Benefit Plan and with ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable Laws (whether as a matter of substantive law or as necessary to secure favorable tax treatment), except with respect to matters that have not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or is comprised of a master or prototype plan that has received a favorable opinion letter upon which the Company is entitled to rely under applicable Internal Revenue Service (“IRS”) procedures, or has pending or has time remaining in which to file, an application for such determination letter, from the IRS, and, to the Knowledge of the Company, nothing has occurred as to each which has resulted or which could reasonably be expected to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code or which requires or could require action under the compliance resolution programs of the IRS to preserve such qualification. Except as has not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company any person who is a party in interest in respect of any ERISA Plan within the meaning of Section 3(14) of ERISA, has engaged in a prohibited transaction with respect to any ERISA Plan that would subject the Company or any Subsidiary directly or indirectly to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Except as has not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred a Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.
          (c) No Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, and neither the Company nor any ERISA Affiliate has any material liability with respect to any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. No Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) and neither the Company nor any ERISA Affiliate has any material liability with respect to any Multiemployer Plan.
          (d) There is no pending or, to the Knowledge of the Company, threatened Action relating to the Benefit Plans which is reasonably likely to result in material liability, and, to the Knowledge of the Company, there is no basis for any such Action. Neither the Company nor any of its Subsidiaries has any obligations for welfare benefits subsequent to termination of employment to employees or their beneficiaries under any Benefit Plan or collective bargaining agreement except as required by applicable Laws.

          (e) Except for violations that would not be material, neither the execution of this Agreement, the adoption of this Agreement by the Company Shareholders, nor the consummation of the transactions contemplated hereby, whether individually or in combination with any other event (regardless of whether that other event has occurred or will occur), will (i) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of or increase in compensation or benefits under any of the Benefit Plans, (iii) result in payments under any of the Benefit Plans or any Contract or arrangement that would not be deductible or which deduction will be deferred under Section 162, Section 404 or Section 280G of the Code or would reimburse any Person for any excise or additional Taxes under Section 4999 or (iv) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code (without regard to the exception set forth in Section 280G(b)(4) of the Code).
          (f) No liability (contingent or otherwise) to the Pension Benefit Guaranty Corporation (“PBGC”) or any Multiemployer Plan has been incurred by the Company or any ERISA Affiliate (other than insurance premiums satisfied in due course). The Company has not announced its intention, or undertaken (whether or not legally bound) to modify or terminate any Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Benefit Plan. The Company has not undertaken to maintain any Benefit Plan for any period of time and each such Benefit Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may imposed by applicable law, and without penalty or cost (other than routine administrative costs). The Company has no material liability, including under any Benefit Plan, arising out of the treatment of any service provider as a consultant or independent contractor and not as an employee, or vice versa.
          (g) With respect to each Benefit Plan for which a separate fund of assets is or is required to be maintained, full and timely payment in all material respects has been made of all amounts required of the Company, under the terms of each such Benefit Plan or applicable law (determined without regard to any waiver of legally applicable funding requirements), as applied through the date of Closing. The fair market value of the assets of each such Benefit Plan, as of the end of the most recently ended plan year of that Benefit Plan, equals or exceeded the present value of all benefits liabilities under that Benefit Plan in all material respects. None of the assets of any Benefit Plan include any capital stock or other securities issued by the Company or any ERISA Affiliate.
          (h) Except as would not be reasonably likely to have a Company Material Adverse Effect, each Benefit Plan subject to the laws of any jurisdiction outside of the United States (i) if intended to qualify for special tax treatment, meets all requirements for such treatment; (ii) is fully funded and has been fully accrued for on the Company’s financial statements; and (iii) if required to be registered, has been registered with the appropriate authorities and has been maintained in good standing with the appropriate regulatory authorities.
          (i) Except as would not reasonably be likely to result in material liability, since December 31, 2004 and through December 31, 2008, each plan, program, arrangement or agreement that constitutes a nonqualified deferred compensation plan within the meaning of

Section 409A of the Code has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code and its purpose with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004, and (ii) by December 31, 2008, each plan, program, arrangement or agreement identified or required to be identified on Section 5.9(i) of the Company Disclosure Letter has been amended to the extent necessary or appropriate to comply with Section 409A of the Code and the final regulations promulgated thereunder.
     Section 5.10 Compliance with Laws; Licenses.
          (a) Except with respect to matters that have not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2010, the Company and its Subsidiaries have not been and are not in violation of any federal, state, local or foreign law, statute or ordinance, or any rule, regulation, judgment, order, writ, decree or other court orders (collectively, “Laws”). Except with respect to matters that have not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2010, the operations of the Company and its Subsidiaries have been and are in compliance with the terms and conditions of the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the “Communications Act”) and the published rules, regulations and policies promulgated by the Federal Communications Commission (“FCC”), and neither the Company nor its Subsidiaries have knowingly taken any action or failed to take any action that reasonably could be expected to cause the loss of any material License. No petition, Action, notice of violation or apparent liability, notice of forfeiture, order to show cause or complaint seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Licenses is pending or, to the Knowledge of the Company, threatened before any Governmental Entity. Since January 1, 2010, no written notices have been received by and, no claims have been filed by any Governmental Entity against or to the Knowledge of the Company threatened against, the Company or its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations.
          (b) The Company and its Subsidiaries own or possess all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct their respective businesses as presently conducted. Each such License has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare any such License invalid in any respect, except, in each case, as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Licenses are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries as presently conducted, and none of the operations of the Company or its Subsidiaries is being conducted in a manner that violates in any material respects any of the terms or conditions under which any License was granted.
          (c) Except with respect to matters that have not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, since

January 1, 2010, the Company and its Subsidiaries have been and are in compliance with all statutory and regulatory requirements under the Foreign Corrupt Practices Act and all anti-corruption or bribery Laws in jurisdictions in which the Company and its Subsidiaries are operating. The Company is unaware of any facts that would constitute a violation of the anti-bribery provisions of the Foreign Corrupt Practices Act.
     Section 5.11 Material Contracts.
          (a) Except for the Contracts listed in Section 5.11(a) of the Company Disclosure Letter or Contracts that the Company or its Subsidiaries are prohibited by applicable Law (including as interpreted by a Governmental Authority) from disclosing to any other Person, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:
               (i) any limited liability company agreement, partnership, joint venture, teaming or other similar agreement or arrangement with respect to any material business of the Company or any of its Subsidiaries, other than any such limited liability company, partnership or joint venture that is a wholly-owned Subsidiary of the Company;
               (ii) any Contract relating to or evidencing indebtedness for borrowed money, capitalized leases, hedging, swap or derivative transactions, purchase money obligations, off balance sheet financing arrangements or guarantees of the liabilities of any other Person, in an amount in excess of $1,000,000 individually;
               (iii) any Contract that purports to limit the right of the Company or its Subsidiaries or any Affiliate of the Company to engage or compete in any material line of business or in any geographic area unless terminable by the Company or its Subsidiaries within thirty (30) days without penalty, payments, premium or other charges;
               (iv) any Contract entered into after January 1, 2010 for the acquisition or disposition, directly or indirectly (by merger or otherwise), of any material assets or any capital stock or other equity interests of any Person, other than any such acquisitions or dispositions in the ordinary course of business consistent with past practice;
               (v) any Contract relating to the acquisition or disposition of any material assets or any capital stock or other equity interests of any Person pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other payment obligations (contingent or actual);
               (vi) any Contract involving the lease of real property with payments in excess of $100,000 in any contract year;
               (vii) any Contract (including any Government Contract) (A) granting an exclusive license (including with respect to a field of use or a territory) of any Company Intellectual Property to any Person (except for Intellectual Property developed for a particular product for a customer); (B) involving the joint development or joint ownership of any material Company Intellectual Property (other than with respect to Government Contracts where joint development rights or joint ownership rights arise by operation of Law); or (c) creating a Lien

(other than Permitted Liens) in any Company Intellectual Property (other than rights of third parties pursuant to non-exclusive licenses);
               (viii) any Government Contract pursuant to which, or pending Government Contract Bid that if granted to the Company or any of its Subsidiaries, the Company or any of its Subsidiaries would receive payments in excess of $5,000,000 in any contract year;
               (ix) any (A) Contract involving the sales of goods and/or the performance of services by the Company or any of its Subsidiaries pursuant to which the Company or such Subsidiary would receive payments from a third Person in excess of $5,000,000 in any contract year; (B) Contract (other than this Agreement) under which the Company and its Subsidiaries are obligated to or will make payments in the future in excess of $5,000,000 per year or $8,000,000 during the life of the Contract (including leases of personal property); or (C) material Contract with a Key Customer or Key Supplier;
               (x) any Contract (i) pursuant to which the Company or its Subsidiaries sources all of a particular product from one (1) Person and/or such Person’s Affiliates (i.e., a “sole-source” supply Contract) or (ii) pursuant to which the Company or its Subsidiaries grants any one (1) Person and/or such Person’s Affiliates the exclusive right to be the sole acquiror of a Company Product;
               (xi) any distributor, value added reseller, sales representative, dealer, channel partner or similar Contract pursuant to which the Company makes or expects to make payments in an amount in excess of $1,000,000 in any contract year;
               (xii) any settlement agreement or material Order with a Governmental Entity or any other Person to which the Company or any Subsidiary is a party or is bound since January 1, 2008 (other than with respect to ordinary course employee terminations); and
               (xiii) any Contracts containing minimum purchase conditions in excess of $1,000,000 or requirements or other terms that restrict or limit the purchasing relationships of the Company or its Subsidiaries, or any customer, licensee or lessee thereof or contain any most-favored-nation or similar provisions.
The Contracts described in clauses (i) — (xiii), together with all exhibits, annexes, addenda, schedules and amendments to such Contracts, being the “Material Contracts”.
          (b) Except as prohibited by applicable Law (including as interpreted by a Governmental Authority) or applicable contractual restrictions, a true and complete copy of each Material Contract not filed as part of a Company Report prior to the third (3rd) date of this Agreement has previously been made available to Parent. Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto (with or without the lapse of time or the giving of notice, or both) is in default or breach under the terms of any Material Contract and (iii) neither the Company nor any Subsidiary has received any written notice of the termination or cancellation of any Material Contract.

     Section 5.12 Property.
          (a) Section 5.12(a) of the Company Disclosure Letter lists all of the material real property and interests therein owned by the Company or any of its Subsidiaries (with all easements and other rights appurtenant to such property, the “Owned Real Property”) and, relative to each such Owned Real Property interest, the Person that owns it. The Company or its Subsidiaries, as the case may be, have good and marketable fee simple title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens.
          (b) With respect to the real property leased or subleased to the Company or any of its Subsidiaries pursuant to arrangements involving rental payments in excess of $100,000 per year (the “Leased Real Property”): (i) each Lease is a valid, legally binding obligation of the Company or a Subsidiary of the Company and, to the Knowledge of the Company, the other parties thereto, and (ii) none of the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any landlord or sublandlord party, is in breach of or default under any Lease, except in the case of clauses (i) and (ii) hereof, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and other matters that have not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have a valid leasehold interest in all of the Leased Real Property free and clear of all Liens (except for Permitted Liens) on the leasehold estate, except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          (c) As of the date of this Agreement, Section 5.12(c) of the Company Disclosure Letter sets forth a true, correct and complete list of the Leased Real Property, including the location thereof.
          (d) Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property, and (ii) the Company has not received any written notice of the intention of any Governmental Entity or other Person to take any Owned Real Property or Leased Real Property.
          (e) Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, the properties and assets of the Company and its Subsidiaries are adequate for the purposes for which such properties and assets are currently used or held for use and are in reasonably good repair and operating condition (subject to ordinary wear and tear).
     Section 5.13 Takeover Statutes. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s articles of incorporation or bylaws is applicable to the Company, the Shares, the Offer, the Merger or the other transactions contemplated by this Agreement. The Company has taken all actions necessary so that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Offer, the Merger and the Top-Up Option) will cause the rights granted under the Rights Plan to become exercisable, including duly entering into Amendment 1 to the Rights Plan, dated as of the date hereof, a true and correct copy of which has been provided to Parent. Such amendment is valid, binding and enforceable against the Company.
     Section 5.14 Environmental Matters. Except for such matters that have not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2010 and through the date of this Agreement: (i) the Company and its Subsidiaries have complied and are in compliance with all applicable Environmental Laws, and possess and are in compliance with all Environmental Permits, required for the operation of the Company and its Subsidiaries, (ii) no Release of a Hazardous Substance has occurred on, in or from, nor is any Release migrating to or from, any property currently owned, operated or leased by the Company or any of its Subsidiaries that could form the basis for a claim under any Environmental Law, (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has arranged for offsite disposal of any Hazardous Substance for which the Company or any of its Subsidiaries has, or would have in the future, liability under any Environmental Laws, (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information from any Governmental Entity or any third-party alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, consent agreement or other arrangement with any Governmental Entity or to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances, and (vi) the Company and its Subsidiaries are and have been in compliance with, and have no liability under, any provisions of leases relating in any way to Environmental Laws or to the use, management or release of Hazardous Substances under such leases. The provisions of this Section 5.14 are the only representations and warranties applicable to Environmental Matters, notwithstanding any other provision of this Agreement to the contrary.
     Section 5.15 Taxes.
          (a) The Company and its Subsidiaries have timely filed all material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries, and such Tax Returns are correct, complete and accurate in all material respects. All material Tax liabilities of the Company and each of its Subsidiaries for results of operations through March 31, 2011 (whether or not shown on any Tax Return) have been paid or have been adequately reflected on the Company’s balance sheet as of March 31, 2011 included in the Company Reports. Since March 31, 2011, neither the Company nor any of its Subsidiaries has incurred liability for any Taxes other than in the ordinary course of business.
          (b) The Company and its Subsidiaries have paid all material amounts of Taxes (including withholding Taxes) due and payable by or with respect to the Company or any of its Subsidiaries, except any such Taxes for which adequate reserves have been established in accordance with GAAP on the most recent financial statements of the Company. There are no Liens for unpaid Taxes on the assets of the Company or the Subsidiaries, except Liens for current Taxes not yet due and payable.

          (c) There is no proceeding now pending or, to the Knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries regarding a material amount of Taxes or Tax assets.
          (d) No material unresolved written claim has been received by the Company or any of its Subsidiaries from any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or its Subsidiary, as applicable, is or may be subject to taxation in that jurisdiction.
          (e) There is no outstanding extension or waiver with respect to the Company or any of its Subsidiaries of any statute of limitations for the assessment or collection of a material amount of Taxes.
          (f) Neither the Company nor any of its Subsidiaries will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any change in the method of accounting or other action or transaction effected by the Company or any of its Subsidiaries in a taxable period ending on or prior to the Closing Date.
          (g) With the exception of any affiliated, consolidated, combined or unitary group of which the Company is the parent, neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated, consolidated, combined or unitary group, or (B) has any liability for the Taxes of any Person other than the Company or any of its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract (including any obligation providing for the allocation or sharing of Taxes with any Person).
          (h) Neither the Company nor any of its Subsidiaries is required to make any disclosure to the IRS with respect to a “listed transaction” pursuant to Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of other applicable Law. The Company and its Subsidiaries have made all other necessary disclosures required by Treasury Regulation Section 1.6011-4 and any similar provision of other applicable Law, and neither the Company nor its Subsidiaries have been participants in a transaction described in Treasury Regulation Section 1.6011-4(b)(3) or 1.6011-4(b)(4) or any similar provision of other applicable Law. The Company and each of its Subsidiaries have disclosed on their Tax Returns all positions taken therein that could give rise to a substantial understatement penalty under Code Section 6662 or any similar provision of other applicable Law, and are in possession of supporting documentation as may be required under any such provision.
          (i) Since January 1, 2006, neither the Company nor any Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
     Section 5.16 Labor and Employment Matters.
          (a) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization (each, a “Labor Contract”), nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel the Company or any of its Subsidiaries to bargain with any labor union or labor organization, nor is there pending or, to the Knowledge of the Company, threatened, nor has there been for the past three (3) years, any labor strike, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries.
          (b) Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and has for the past three (3) years been, in compliance with all applicable Laws of the United States, or of any state or local government or any subdivision thereof or of any foreign government, respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act (and similar state and local Laws) (collectively, “WARN”), any notice requirements for collective dismissals required by Canadian or other Laws, and any Laws relating to employment discrimination, employment standards, pay equity, sexual harassment, affirmative action, workers’ compensation, employee benefits, labor relations, wage and hour standards, occupational safety and health requirements, unemployment insurance or classification of consultants, independent contractors and employees.
     Section 5.17 Intellectual Property.
          (a) Section 5.17(a) of the Company Disclosure Letter is a true, correct and complete list setting forth all material Intellectual Property that is owned by the Company or any of its Subsidiaries that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental Entity or similar private organization at any time (“Registered Intellectual Property”), the application or registration number, and the jurisdiction of each item of Registered Intellectual Property. The Company’s and its Subsidiaries’ rights in the Owned Intellectual Property shall survive unchanged immediately following the consummation of the transactions contemplated by this Agreement. The Registered Intellectual Property is currently in compliance in all material respects with formal legal requirements necessary to record and perfect the Company’s and its Subsidiaries’ interest therein and the chain of title thereof, and all necessary maintenance fees due for payment as of the Closing Date have been timely paid to continue all such rights in effect. There are no pending or, to the Knowledge of the Company, threatened, interferences, oppositions, reissues, reexaminations, or other adverse proceedings involving any of the Registered Intellectual Property, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency, nor, to the Knowledge of the Company, is there any basis for any such proceeding.
          (b) Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect:

               (i) Subject to the Knowledge-qualified, non-infringement representations in Section 5.17(b)(ii), the Company or its Subsidiaries owns, or has the right to use, pursuant to a valid license, all Company Intellectual Property, free and clear of all Liens other than non-exclusive licenses granted in the ordinary course of business and Permitted Liens. The Company and its Subsidiaries take commercially reasonable measures to protect and maintain the confidentiality of all material trade secrets and other confidential information used or held for use in connection with the operation of the business of the Company and its Subsidiaries as currently conducted.
               (ii) To the Knowledge of the Company, the Owned Intellectual Property is not infringed, misappropriated, or otherwise violated by any Person, and no Action is pending or has been asserted or threatened by the Company or any of its Subsidiaries against any other Person alleging or concerning any of the foregoing. To the Knowledge of the Company, the Company and its Subsidiaries are not infringing, misappropriating or otherwise violating the Intellectual Property of any Person, and the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, the Intellectual Property of any Person. There is no Action pending, asserted or to the Knowledge of the Company threatened, against the Company or any of its Subsidiaries alleging or concerning any of the foregoing. The Company has not received since January 1, 2010, any written notice of any actual or threatened Actions alleging a violation, misappropriation or infringement of the Intellectual Property of any other Person. Neither the Company nor any of its Subsidiaries has received since January 1, 2010, a demand for indemnity of an infringement claim.
               (iii) The Owned Intellectual Property and, to the Knowledge of the Company the Licensed Intellectual Property, are valid, subsisting and enforceable. Neither the Company nor its Subsidiaries has since January 1, 2010 received any written notice or written claim (A) challenging the validity, enforceability, or ownership of any Intellectual Property owned by the Company or its Subsidiaries, or (B) that a license under any other Person’s Intellectual Property is or may be required. The Owned Intellectual Property and, to the Knowledge of the Company, the Licensed Intellectual Property, are not subject to any outstanding order, judgment or decree or ruling issued since January 1, 2010, or litigation settlement agreement entered into since January 1, 2010, restricting, impairing or otherwise adversely affecting the Company’s or its Subsidiaries’ use or licensing thereof or its rights thereto, or that would impair the validity or the enforceability thereof. There is no Action pending, asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning, contesting or seeking to deny the ownership, validity, registerability, enforceability of, or use of the Company’s or any of its Subsidiaries’ right to use, any Company Intellectual Property.
          (c) Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect and subject to the Knowledge-qualified, non-infringement representations of Section 5.17(b)(ii), the Company Intellectual Property includes all material Intellectual Property required to operate the businesses of, or material to the operations of, the Company and its Subsidiaries as currently conducted.
          (d) Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution of this Agreement nor the consummation of any transactions contemplated hereby shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any of its Subsidiaries under any material Owned Intellectual Property.
          (e) Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, no university or educational institution has sponsored research and development in connection with the business of the Company and its Subsidiaries as currently conducted under an agreement or arrangement entered into since January 1, 2010 that would provide such university or educational institution with any claim of ownership to any Company Intellectual Property.
     Section 5.18 Insurance. The Company has delivered or made available to Parent all material fire and casualty, general liability, employee related, directors and officers and business interruption insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”). Each material Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. Neither the Company nor any of its Subsidiaries has materially breached or defaulted and has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any such material insurance policies. No such material insurance policy shall terminate or lapse by reason of the Merger, Offer or other transactions contemplated by this Agreement.
     Section 5.19 Brokers and Finders. Neither the Company nor any of its officers, directors or employees has engaged any investment banker, broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Offer, the Merger or the other transactions contemplated in this Agreement, except that the Company Board of Directors has engaged the Company Financial Advisor. Except for the Company Financial Advisor, no other Person is entitled to any fee or payment based on the outcome of the transactions contemplated by this Agreement. The Company has provided a true and correct copy of the engagement letter of the Company Financial Advisor.
     Section 5.20 Government Contracts.
          (a) Except as otherwise has not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there is no pending Action or proceeding by any Governmental Entity against the Company or any of its Subsidiaries with respect to any alleged material irregularity, misstatement or omission arising under any Government Contract, including any contract with the United States federal government or any subdivision or agency or instrumentality thereof. Except as otherwise has not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2010, neither the Company nor any of its Subsidiaries has made a voluntary written disclosure or initiated any internal investigation with respect to any alleged material irregularity, misstatement or omission arising under any Government Contract.
          (b) Except as has not had or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2010, (i)

neither any Governmental Agency nor any prime contractor, subcontractor or other Person has notified the Company in writing that the Company has breached or violated any Law pertaining to any Government Contract or any provision of any Government Contract, (ii) the Company has not been notified in writing by any Governmental Agency, any prime contractor, subcontractor or any other Person party to any Government Contract that any such Government Contract to which the Company is a party has been terminated for any reason, and no written cure notice or written show cause notice or notice of termination for default has been delivered to the Company pertaining to any Government Contract, nor, to the Knowledge of the Company, is any Governmental Entity threatening to terminate any Government Contract, issue a cure notice, or show cause notice, and (iii) as of the date hereof, there are no outstanding material claims or disputes between the Company and any Governmental Agency under any Government Contract, or between the Company and any prime contractor, subcontractor, vendor or other third party arising under any Government Contract.
          (c) Since January 1, 2005, (i) the Company has not been suspended or debarred and (ii) has not been notified in writing that it has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Entity or has been the subject of a finding of non-responsibility, and, to the Knowledge of the Company, no such suspension or debarment has been threatened and, to the Knowledge of the Company, the Company is not aware of any facts that would give rise to a suspension, debarment or finding of non-responsibility. Since January 1, 2010, the Company has not been the subject of a formal audit by the U.S. Government Accounting Office, the U.S. Department of Defense or any of its agencies, the Defense Contract Audit Agency, the U.S. Department of Justice, the Inspector General of any U.S. Governmental Agency, any law enforcement agency or government accounting office of any state or local government with respect to any Government Contract, nor, to the Knowledge of the Company, has any such formal audit been threatened against the Company with respect to any Government Contract, other than routine inquiries, audits and reconciliations that were resolved without further action.
          (d) With respect to each Government Contract and Government Contract Bid to which the Company is a party: (i) the Company has complied in all material respects with all applicable Laws, terms and conditions, and all applicable requirements of statute, rule, regulation or order, including with respect to the obtaining, formation, pricing, performance, billing, administration, reporting, disclosing and certification related thereto; (ii) all representations and certifications made by the Company with respect to such Government Contract or Government Contract Bid were accurate in all material respects as of their effective date, and the Company has complied in all material respects with such representations; (iii) neither the United States Government, a Governmental Entity, nor any prime contractor, subcontractor, vendor or other third party has notified the Company in writing that the Company has breached or violated, or is alleged to have breached or violated, any applicable Law pertaining to any material Government Contract or material Government Contract Bid; (iv) the Company has not received any adverse or negative past performance evaluations or ratings within the past three (3) years; (v) no reasonable basis exists to give rise to a claim for fraud (as such concept is defined under the state or federal laws of the United States) in connection with any Government Contract or Government Contract Bid under the United States civil or criminal False Claims Acts, the United States Procurement Integrity Act or other laws adopted by any other Government Authority, as applicable; (vi) to the Knowledge of the Company, there are no facts, that could reasonably be expected to result in an “organizational conflict of interest” as defined in the Federal Acquisition Regulation set forth in 48 C.F.R. (“FAR”), and the Company is unaware of any such “organizational conflict of interest” that might result from the execution of this Agreement; and (vii) to the Knowledge of the Company, no circumstances exist that would likely become a basis for the suspension or debarment of the Company, or any of its officers or employees.
          (e) Since January 1, 2010: (i) neither the Company, nor any of its officers, employees, nor, to the Knowledge of the Company, consultants, agents or representatives of the Company has been under any administrative, civil or criminal investigation or indictment by any Governmental Entity, including the Department of Defense, with respect to the conduct of the business of the Company; (ii) the Company has not made any mandatory disclosure under FAR 52.203-13(b)(3)(I) or any voluntary disclosure to any Governmental Entity with respect to any alleged, unlawful conduct, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid (including a criminal or civil false claim, fraud, significant overpayment, civil or criminal false statement or product substitution), and, to the Knowledge of the Company, there are no facts that would require mandatory disclosure under FAR 52.203-13(b)(3); and (iii) there has not been any audit or investigation of the Company, or any of its officers, employees that resulted in any adverse finding with respect to any alleged unlawful conduct, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid or Claim.
          (f) The facility clearances set forth in Section 5.20(f) of the Company Disclosure Letter are all of the facility security clearances reasonably necessary to conduct the business of the Company. The Company is in compliance in all material respects with all requirements of the NISPOM, as amended. Since January 1, 2010, the Company has been in compliance in all material respects with all requirements of applicable Law relating to export control and trade embargoes and customs laws, including the ITAR, the Export Administration Regulations, executive orders of the President and legal requirements regarding embargoes and restrictions on transactions with designated entities (including countries, terrorists, organizations and individuals), the embargoes and restrictions administered by the United States of Office of Foreign Assets Control, and anti-boycott regulations.
          (g) The business systems utilized by the Company or its Subsidiaries in the performance of work for the government (including but not limited to its accounting, estimating, earned value measurement system, material management accounting system, purchasing, compensation, labor or other system audited by the Defense Contract Accounting Agency) have not been subject to a notification of deficiency that could result in a decrement under the Business Systems rule of Defense Federal Acquisition Regulations (“DFAR”) 48 C.F.R. section 252.242.7005.
     Section 5.21 Key Suppliers and Customers. Section 5.21(a)(i) of the Company Disclosure Letter sets forth a list of the five (5) largest customers (the “Key Customers”) for each of the three (3) business units of the Company and its Subsidiaries based on total revenue generated for such customer for the twelve-month period ending December 31, 2010. Section 5.21(a)(ii) of the Company Disclosure Letter sets forth a list of the five (5) largest suppliers (the “Key Suppliers”) for each of the three (3) business units of the Company and its Subsidiaries based on total amount paid to such supplier for the twelve-month period ending December 31,

2010. Since January 1, 2011 to the date of this Agreement, none of the Key Customers or Key Suppliers has cancelled, or otherwise modified in any adverse manner in any material respect or has delivered written notice or, to the Knowledge of the Company, has otherwise expressly stated its intent to cancel or materially reduce its business with the Company and its Subsidiaries.
     Section 5.22 Related Party Transactions. There are no transactions, agreements, arrangement or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Except as set forth in the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being understood that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section to subsection to which relevance of such item is reasonably apparent, regardless of whether a specific cross-reference is made), Parent and Merger Sub each hereby represent and warrant to the Company that:
     Section 6.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. The organizational or governing documents of Parent and Merger Sub are in full force and effect. Neither Parent nor Merger Sub is in violation of its organizational or governing documents.
     Section 6.2 Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Offer, the Merger or the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, and to consummate the Offer, the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     Section 6.3 Governmental Filings; No Violations; Etc.

          (a) Other than (i) the filings and/or notices pursuant to (A) Section 1.2, (B) the Exchange Act, (C) Section 122.4 of the ITAR, and (D) the HSR Act, (ii) notice to the CSA pursuant to the NISPOM of changes with respect to a company holding a FCL and implementation of any measures required by the CSA to maintain the FCL after the transactions contemplated by this Agreement and (iii) jointly with the Company, consent from the FCC (collectively, the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby except where failure to obtain such permits, authorizations, consents or approvals or to make such filings, would not, individually or in the aggregate, have a material adverse effect on the ability of Parent and Merger Sub to consummate the Offer or Merger.
          (b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any of such Contracts except where such violations, breaches or defaults would not, individually or in the aggregate, have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger, Offer or other transactions contemplated by this Agreement.
          (c) Assuming that the representations and warranties of the Company set forth in Section 5.4 are accurate, neither Parent nor any of its Subsidiaries has any reason or belief that all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement will not be obtained prior to the Outside Date.
     Section 6.4 Disclosure Document.
          (a) The information with respect to Parent and any of its Subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company and at the time such shareholders vote on approval of the Merger and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing of such

Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.
          (b) The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the Exchange Act and, at the time of such filing, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that the representations and warranties contained in this Section 6.4 will not apply to statements or omissions included in the Schedule TO and the Offer Documents based upon information furnished in writing to Parent or Merger Sub by the Company specifically for use therein.
     Section 6.5 Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.
     Section 6.6 Available Funds. Parent has available to it, and as of the Acceptance Time and the Effective Time Merger Sub will have available to it, all funds necessary for the payment of the aggregate Offer Price in the Offer (assuming all Shares, other than Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, are tendered in the Offer) and related fees and expenses and sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement. Parent has delivered to the Company an audited balance sheet and related audited annual statement of income and cash flows of Parent as of December 31, 2010 (“Parent Financial Statements”). The Parent Financial Statements fairly present in all material respects the financial position of Parent, as of the respective date thereof, in accordance with GAAP, consistently applied.
     Section 6.7 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 10,000 shares of common stock, par value $0.01 per share, 100 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Acceptance Time and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement.

     Section 6.8 Finders or Brokers. Neither Parent nor any of its Subsidiaries nor any of their respective officers, directors or employees has engaged any investment banker, broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Offer, the Merger or the other transactions contemplated in this Agreement.
     Section 6.9 Certain Arrangements. There are no Contracts between Parent or Merger Sub, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the transactions contemplated by this Agreement.
     Section 6.10 Company Shares.
          (a) Neither Parent nor Merger Sub, alone or together with any other Person (i) is, nor at any time during the last five (5) years has it been, an “interested shareholder” of the Company under the GBCC or (ii) has taken any action that would cause, alone or in conjunction with any other actions, events or circumstances, any anti-takeover statute under the GBCC or otherwise to be applicable to this Agreement.
          (b) Neither Parent nor Merger Sub nor any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is the record holder of, or is a party to any Contract (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company.
     Section 6.11 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article V, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Except for the representations and warranties set forth in Article V, neither the Company nor any of its Subsidiaries, nor or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms”, confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement.
     Section 6.12 Non-Reliance on Company Estimates, Projections, Forecasts, Forward Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Subject to the representations and warranties set forth in Article V, Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, or any other Person, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge that none of the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents, representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).
ARTICLE VII
COVENANTS
     Section 7.1 Interim Operations. The Company agrees that, between the date of this Agreement and the Effective Time, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 7.1 of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) to the extent Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the businesses of the Company and the Subsidiaries shall be conducted in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent therewith, each of the Company and its Subsidiaries shall use its reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners. Without limiting the generality of the foregoing, except (A) as expressly contemplated by this Agreement, (B) as set forth in Section 7.1 of the Company Disclosure Letter, (C) as required by applicable Law or (D) to the extent Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company agrees that neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, do any of the following:
          (a) amend or restate the articles of incorporation or bylaws of the Company, or such similar organizational or governing documents of the Subsidiaries;
          (b) issue, deliver, sell, transfer, dispose of, pledge or encumber any shares of its capital stock or equity interests, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock or equity interests, voting securities or convertible securities or phantom stock or stock appreciation rights with respect thereto, other than the issuance of Shares issuable upon the exercise of Company Options outstanding under the Stock Plans as of the date of this Agreement;
          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or equity interests, except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary;
          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or equity interests of the Company or any Subsidiary, other than Shares acquired from holders of Company Options in payment of the exercise price for Company Options;
          (e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business or business organization, any division or business unit thereof or, other than in the ordinary course of business consistent with past practice, any material assets, (ii) incur, create, assume or otherwise become liable for any indebtedness for borrowed money (other than in the ordinary course of business consistent with past practice or draws on any existing credit facility or line of credit of the Company or any of its Subsidiaries) or issue any debt securities or any right to acquire debt securities or assume, guarantee, endorse or otherwise become responsible or liable for any material liability of any other Person other than the guarantee of any liability of the Company or any of its Subsidiaries, (iii) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in commodities prices, exchange rates or interest rates, other than in the ordinary course of business consistent with past practice, (iv) make any material loans, advances or capital contributions to, or investments in, Persons other than wholly owned Subsidiaries and other than in the ordinary course of business, or (v) sell, lease, license, encumber or otherwise dispose of or transfer (by merger, consolidation, sale of stock or assets or otherwise) any material amount of its assets other than in the ordinary course of business;
          (f) make or commit to make any capital expenditure other than in respect of those capital expenditure projects that are (i) contemplated by the Company’s fiscal year 2011 forecast or (ii) not in excess of $1,000,000 in the aggregate;
          (g) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary;
          (h) (i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to its current or former directors, officers or employees, except for increases required under employment agreements existing on the date hereof or other than general increases in wages to employees who are not officers, directors or Affiliates of the Company in the ordinary course of business consistent with past practice, (ii) enter into or amend or otherwise alter any employment agreement, change of control or severance agreement with any Person, or establish, adopt, enter into or amend any Benefits Plan, (iii) except as required under any employment or change of control agreement existing on the date hereof or as may be required to implement the actions contemplated by this Agreement, including Sections 4.3 and 7.8, accelerate the vesting or payment of any compensation or benefit under any Benefits Plan, or (iv) except as may be required by the terms of any such Benefit Plan in effect on the date hereof or to comply with applicable Law, including Section 409A of the Code;
          (i) make any change to its methods of accounting in effect as of the date of this Agreement, except as required by changes in GAAP or Law or by the SEC or as recommended by the Company’s independent registered public accounting firm;
          (j) make or change any Tax election, settle or compromise any Tax liability, change in any respect any accounting method in respect of Taxes, file any amendment to an income or other material Tax Return, enter into any closing agreement, settle any material claim or material assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except, in each case, in the ordinary course of business consistent with past practice;
          (k) write up, write down or write off the book value of any of its material assets, other than as may be required by GAAP;
          (l) waive, settle, satisfy or compromise any material claim (which shall include any pending or threatened material action), except (i) in the ordinary course of business, (ii) to the extent subject to reserves existing on the date of this Agreement, or (iii) involving amounts outside the ordinary course of business not to exceed $250,000 individually or $1,000,000 in the aggregate;
          (m) except as provided in Section 7.1(e) or (h), enter into, amend, modify, cancel or consent to the termination of any Material Contract or any Contract that would be a Material Contract if in effect on the date of this Agreement (without regard to materiality in the case of Material Contracts of the type described in Section 5.11(a)(vii)(B)), other than in the case of customer or supplier Material Contracts if entered into in the ordinary course of business consistent with past practice and on terms that in the discretion of the Company are not reasonably expected to be materially adverse to the Company and its Subsidiaries taken as a whole;
          (n) enter into, amend, modify, cancel or consent to the termination of any Labor Contract or any Contract that would be a Labor Contract if in effect on the date of this Agreement;
          (o) enter into, renew or amend in any material respect any transaction, Contract, arrangement or understanding between the Company or any Subsidiaries, on the one hand, and any Affiliate of the Company (other than any of the Company’s Subsidiaries), on the other hand;
          (p) (i) assign, transfer, license or sublicense, mortgage or encumber any Company Intellectual Property, except for non-exclusive licenses or non-exclusive sublicenses of Company Intellectual Property in the ordinary course of business or (ii) fail to pay any fee, take any action or make any filing in each case reasonably necessary to maintain its ownership of or protect its interests in material Company Intellectual Property; or
          (q) agree in writing to do any of the foregoing.
     Section 7.2 Acquisition Proposals.
          (a) No Solicitation or Negotiation. The Company agrees that, except as permitted by this Section 7.2, neither it nor any of its Subsidiaries shall, or shall authorize or permit any of its and its Subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) to, and the Company shall use reasonable efforts to cause such Representatives not to, directly or indirectly:
          (i) initiate or solicit or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information or waiving any standstill provision) any inquiries or the making of any proposal or offer or other efforts that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; or
          (ii) engage in or participate in any discussions or negotiations regarding, or provide any non-public information to any Person relating to or otherwise knowingly assist any Person with respect to, any Acquisition Proposal, except to state that they are not permitted to have discussions or to disclose or refer to the restrictions contained in this Section 7.2.
Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Time, the Company or the Company Board of Directors may (A) provide non-public information with respect to the Company and its Subsidiaries in response to an unsolicited bona fide Acquisition Proposal if (w) the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party in the aggregate than those contained in the Confidentiality Agreement, (x) the Company provides Parent at least 48 hours prior written notice (which notice shall contain the identity of such Person, a copy of the Acquisition Proposal (or, if not in writing, a description of the material terms and conditions of the Acquisition Proposal) and all other material related documents and a statement that the Company intends to furnish information to such Person) (such notice, the “Acquisition Proposal Notice”), (y) immediately discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to Parent and (z) the Company does not disclose any commercially sensitive non-public information except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information in the context of evaluating Acquisition Proposals prior to the date of this Agreement, (B) engage, facilitate and participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal, or waived any standstill provision for the sole purpose of allowing such party to make a confidential Acquisition Proposal to the Company Board of Directors, provided that the Company provides the Parent an Acquisition Proposal Notice at least 48 hours before hand, which notice specifies that the Company is intending to engage in discussions or negotiations, (C) after having complied with Section 7.2(b), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal and (D) after having complied with Section 7.2(b), terminate this Agreement to enter into an Alternative Acquisition Agreement in accordance with Section 9.1(c)(i), if, (w) prior to taking any action described in clauses (A), (B), (C) and (D) above, the Company Board of Directors determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (x) in each such case referred to in clauses (A) or (B) above, the Company Board of Directors has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or may lead to a Superior Proposal, (y) in the case referred to in clauses (C) or (D) above, the Company Board of Directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal, and (z) prior to taking any action described in clauses (A), (B), (C) and (D) above, the Company has not breached Section 7.2 in any material respect.
          (b) No Change in Recommendation or Alternative Acquisition Agreement. Subject to the final paragraph of this Section 7.2(b), the Company Board of Directors and each committee thereof shall not:
          (i) withhold, withdraw, qualify or modify in a manner adverse to Parent and Merger Sub (or publicly propose or resolve to withhold, withdraw, qualify or modify in a manner adverse to Parent and Merger Sub) the Company Recommendation or approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal;
          (ii) fail to publicly recommend against any Acquisition Proposal or fail to publicly reaffirm the Company Recommendation within two Business Days after request by Parent or make any public statement that conflicts with the Company Recommendation;
          (iii) fail to include the Company Recommendation in the Schedule 14D-9; or
          (iv) except as permitted by, and after compliance with, Section 9.1(c) hereof, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(a) entered into in compliance with Section 7.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal (an “Alternative Transaction”).
Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board of Directors may (A) withhold, withdraw, qualify or modify the Company Recommendation with respect to a Superior Proposal, (B) approve, recommend or otherwise declare advisable any Alternative Transaction with respect to a Superior Proposal, or (C) cause the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, if in each case of (A) through (C), the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Change of Recommendation”); provided, however, that the Company shall not effect any Change of Recommendation or terminate this Agreement pursuant to Section 9.1(c)(1) unless and until after at least two (2) Business Days (the “Notice Period”) following Parent’s receipt of notice from the Company advising that the Company Board of Directors has received a Superior Proposal or an Acquisition Proposal that may lead to a Superior Proposal (the “Determination Notice”), the Company shall have given Parent the opportunity to meet with the Company’s Representatives during the Notice Period, the Company’s Representatives shall have negotiated in good faith with Parent during the Notice Period and the Parent does not make a proposal during the Notice Period that would, in the good faith judgment of the Company Board of Directors (after consultation with its outside legal counsel and financial advisor), permit the Company Board of Directors to maintain the Company Recommendation and not make a Change of Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as applicable, and the Company has not breached Section 7.2 in any material respect or breached Section 7.2(b). The Determination Notice shall state that the Company Board of Directors is considering making a Change of Recommendation in the case of a Superior Proposal or Acquisition Proposal that is likely to lead to a Superior Proposal and include information required to be provided under Section 7.2(e). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2(b), including with respect to the Notice Period referred to in this Section 7.2(b).
          (c) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall be deemed to prohibit the Company from taking and disclosing to its shareholders any position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or, if the Company Board of Directors determines in good faith after consultation with outside legal counsel that such disclosure is required under other applicable Law, complying with its disclosure obligations under other applicable Laws with regard to an Acquisition Proposal; provided that the Company shall to the extent practicable provide Parent with a reasonable opportunity to comment on and review any such disclosure; provided further that, it is understood that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not violate
Section 7.2(b) or constitute a Change of Recommendation.
          (d) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing discussions or negotiations between the Company, its Subsidiaries or their respective Representatives with any parties conducted heretofore with respect to any Acquisition Proposal. The Company also shall promptly (and in any event on or before the second Business Day following the date of this Agreement) request each Person that executed a confidentiality agreement in the past six (6) months in connection with its consideration of acquiring the Company or any of the Company Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of the Company Subsidiaries.
          (e) Notice. The Company agrees that it will promptly (and in any event within 24 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers, copies of such proposals, acquisition agreements and other material agreements and documents related thereto (including all material drafts thereof), all material correspondence related thereto and thereafter shall keep Parent promptly informed of the status and terms of any such proposals or offers (including any amendments thereto).
          (f) Rights Plan. Except immediately prior to the entry into an Alternative Acquisition Agreement that was entered into in compliance with the terms of this Section 7.2 and Section 9.1(c), the Company shall not amend, waive or modify the Rights Plan or waive any Takeover Statute.
     Section 7.3 Shareholders’ Meeting; Proxy Statement.
          (a) Subject to Section 7.3(e), the Company shall, as soon as practicable following the Acceptance Time, set a record date for, and cause a meeting (the “Shareholders’ Meeting”) to be duly called and held for the purpose of voting on the adoption of this Agreement.
          (b) Subject to Section 7.2 and Section 7.3(e), the Company shall, as soon as practicable following the Acceptance Time (i) solicit from the Company Shareholders entitled to vote at the Shareholders’ Meeting proxies in favor of such adoption and (ii) use its commercially reasonable efforts to take all other action reasonably necessary to secure the vote or consent of such holders required by the GBCC or this Agreement to effect the Merger.
          (c) Subject to Section 7.3(e), as soon as practicable following the Acceptance Time, Parent and the Company shall jointly prepare the Proxy Statement, and the Company shall file the Proxy Statement with the SEC, and shall use reasonable best efforts to respond promptly to the comments of the SEC and to cause the Proxy Statement to be mailed to the Company Shareholders at the earliest practical time. The Company shall furnish all information concerning it and the holders of its capital stock as Parent may reasonably request in connection with such actions, and Parent shall furnish all information concerning it and Merger Sub as the Company may reasonably request in connection with such actions. Each party to this Agreement will notify the other parties and the Company Board of Directors promptly of the receipt of the comments of the SEC, if any, and of any request by the SEC for amendments or supplements to the Proxy Statement or for additional information with respect thereto, and will supply the other parties with copies of all correspondence between such party or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement or the Merger. If (i) at any time prior to the Shareholders’ Meeting, any event should occur relating to the Company or any of the Subsidiaries that should be set forth in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly inform Parent, and (ii) if at any time prior to the Shareholders’ Meeting, any event should occur relating to Parent or Merger Sub or any of their respective associates or Affiliates, or relating to the plans of any such persons for the Company after the Effective Time that should be set forth in an amendment of, or a supplement to, the Proxy Statement, Parent will promptly inform the Company, and in the case of (i) or (ii) the Company and Parent, will, upon learning of such event, promptly prepare, and the Company shall file with the SEC and, if required, mail such amendment or supplement to the Company Shareholders; provided, prior to such filing, the Company and Parent shall consult with each other with respect to such amendment or supplement and shall incorporate the other’s comments, except with respect to any comment that would create a misstatement of fact or an omission of a material fact. Each of Parent and Merger Sub shall vote, or cause to be voted, in favor of the adoption of this Agreement all Shares directly or indirectly beneficially owned by it, and to otherwise take all commercially reasonable actions to cause the Merger to occur. Once the Shareholders’ Meeting has been called and noticed, the Company shall not postpone or adjourn the Shareholders’ Meeting without consent of Parent.
          (d) The Company hereby consents to the inclusion in the Offer Documents and Proxy Statement of the Company Recommendation, without prejudice to the Company’s rights of modification, amendment or withdrawal in accordance with Section 7.2 and the fairness opinion of the Company Financial Advisor referred to in Section 5.3(e). The Company has obtained the consent of the Company Financial Advisor for the inclusion of the fairness opinion in the Offer Documents and Proxy Statement.
          (e) Notwithstanding the foregoing clauses (a), (b), (c), and (d) of this Section 7.3, in the event that the number of Shares owned by Merger Sub, Parent and their Affiliates, in the aggregate, following the Offer and any “subsequent offering period” and the exercise, if any, of the Top-Up Option, is equal to at least one (1) Share more than 90.00% of the outstanding Shares, each of the parties hereto shall take all necessary and appropriate actions to cause the Merger to become effective (including the transfer of Shares owned by Parent and Subsidiaries of Parent and Merger Sub to Merger Sub) as soon as practicable after the last of (i) the expiration date of the Offer, (ii) the expiration of any “subsequent offering period” and (iii) in the event that Merger Sub shall have exercised the Top-Up Option and purchased the Top-Up Shares, on the day on which the Top-Up Closing occurs, without the Shareholders’ Meeting, in accordance with Section 14-2-1104 of the GBCC.
          (f) The Company Board of Directors has determined that it is in the best interest of the Company and its shareholders to postpone the 2011 Annual Meeting of Shareholders. Without the prior written consent of Parent or except as required by an Order of a court of competent jurisdiction, the Company shall not resume, hold or convene the 2011 Annual Meeting of Shareholders or any other meeting of shareholders other than the Shareholders’ Meeting.
          (g) Without the prior consent of the Parent, the Company shall not enter into any settlement or agreement with, or pay any amounts to, MMI Investments L.P. or its Affiliates.
     Section 7.4 Reasonable Best Efforts.
          (a) Governmental and Third Party Approvals. Each of Parent and the Company shall, and shall cause their respective Subsidiaries and Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, the Offer, the Merger and the other transactions contemplated hereby, including (i) if the Merger may not be effected pursuant to Section 14-2-1104 of the GBCC, obtaining the Merger Sub Requisite Approval, (ii) preparing and filing as soon as practicable after the date hereof all forms, applications, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any

Governmental Entity or other third party, (iii) obtaining all necessary or reasonably requested consents, approvals, authorizations or waivers from, and providing notices to, Governmental Entities or third parties, including providing any further information as may be required by such Governmental Entity or third party, and reasonably cooperating with Parent and Merger Sub to obtain releases of security interests and similar Liens on the assets of the Company or its Subsidiaries and to obtain title insurance for the Owned Real Property, (iv) the Company shall use its reasonable best efforts to comply with all requirements and obligations under the New Jersey Industrial Site Remediation Act, N.J.S.A. 13:1K-6 et seq. (“ISRA”), as amended by the Site Remediation Reform Act, N.J.S.A. 58:10C-1 et seq. (“SRRA”), and the regulations promulgated thereunder, and prior to the Effective Time, shall provide Parent with documentation confirming Company’s compliance with ISRA and SRRA, and (v) the execution and delivery of any additional instruments required by applicable Law necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to (A) make an appropriate filing of a Notification and Report Form with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) pursuant to the HSR Act (and to make such other filings as are required by any foreign Governmental Entity under applicable Antitrust Laws) with respect to the Offer, the Merger and the other transactions contemplated hereby as promptly as practicable (and in any event within ten (10) Business Days) after the date hereof, (B) supply as promptly as practicable any additional information and documentary material that may be requested during the initial waiting period under the HSR Act or any other Antitrust Laws, (C) in the event such party receives any Request for Additional Information issued by the FTC or the DOJ under the HSR Act and similar requests issued by any foreign Governmental Entity under other Antitrust Laws, comply with such requests as promptly as practicable, and in any event certify compliance with such requests within seventy-five (75) days after the receipt of such request, and (D) use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable consistent with this Section 7.4 to cause the expiration or early termination of the applicable waiting periods under the HSR Act and other applicable Antitrust Laws. Each of Parent and the Company agrees that without the prior written consent of the other party, it shall not, and shall cause its Representatives not to, take any action that will have or may have the effect of extending any waiting period under the HSR Act or other Antitrust Laws. Parent shall pay all filing fees under the HSR Act, and the Company shall not be required to pay any fees or other payments to any Governmental Entity in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws (other than normal filing fees that are imposed by Law on the Company). Each of the parties agrees to provide such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to comply in all material respects with their obligations under any Contracts or applicable Law to consult with or provide information to their employees with respect to the transactions contemplated by this Agreement.
          (b) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Offer Documents, the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Offer, the Merger and the transactions contemplated by this Agreement. All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement.
          (c) Notification. Each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby. In that regard, each party shall: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any material communications from or with any Governmental Entity or other third party with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, and (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity or other third party with respect to the Merger or any of the other transactions contemplated by this Agreement, and (iii) to the extent practical and subject to applicable legal limitations and the instructions of any Governmental Entity, not participate in any meeting with (A) any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement and (B) any third party (excluding Governmental Entities) with respect to any material consent, approval or waiver in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement, in each case, unless it consults with the other in advance and, to the extent permitted by such Governmental Entity or other third party, as applicable, gives the other the opportunity to attend and participate thereat.
          (d) Regulatory Matters. Without limiting the generality of the foregoing, Parent shall use reasonable best efforts and, shall cause its Subsidiaries and Affiliates to use reasonable best efforts to, promptly take any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Entity, so as to enable the parties to cause the Closing to occur as soon as practicable (and in any event no later than three (3) Business Days prior to the Outside Date); provided that nothing in this Agreement shall require Parent or Merger Sub (or any of their respective Affiliates) to accept a Divestiture Condition to obtain such clearances, consents, approvals or waivers or appeal any preliminary injunction obtained by a Governmental Entity under the Antitrust Laws.
     Section 7.5 Access and Reports. Subject to applicable Law and applicable contractual restrictions, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, Contracts and records. The foregoing shall not require the Company (a) to provide access to or otherwise make available or furnish any Contracts, agreements or other information governed by a confidentiality, non-disclosure or other similar agreement in effect as of the date hereof, (b) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the judgment of the Company based on advice of outside counsel jeopardize any attorney-client, work product or other legal privilege or protection, (c) to provide any information relating to the process conducted by the Company that led to the execution of this Agreement or (d) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the judgment of the Company based on advice of outside counsel violate any applicable Laws. All requests for information made pursuant to this Section 7.5 shall be directed to the executive officer or other Person designated by the Company. All such information shall be deemed Evaluation Material and be governed by the terms of the Confidentiality Agreement. Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any customer or supplier of the Company in connection with the transactions contemplated by this Agreement without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company.
     Section 7.6 Stock Exchange De-listing. After the Acceptance Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event within 10 days thereafter. Neither Parent nor the Company shall cause the Shares to be de-listed from Nasdaq prior to the Effective Time.
     Section 7.7 Publicity. The initial press release regarding the Offer and the Merger shall be a joint press release in a mutually agreed form, and thereafter prior to the Closing the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Offer, the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Government Entity, provided that this Section 7.7 shall terminate if the Company makes a Change of Recommendation.
     Section 7.8 Employee Matters.
          (a) Parent agrees to cause the Surviving Corporation or its Subsidiaries to provide any employee of the Company or any of its Subsidiaries who remains employed with the Surviving Corporation or any if its Subsidiaries after the Effective Time (collectively, the “Company Employees”) with, (a) for the period commencing at the Effective Time and ending on December 31, 2011, compensation, benefits, perquisites and other terms and conditions of employment that are substantially comparable, in the aggregate, to the benefits, perquisites and other terms and conditions that are provided to Company Employees immediately prior to the Effective Time (excluding, however, benefits under any defined benefit plans, equity compensation plans, or any other plan or agreement terminated pursuant to, or in connection with, this Agreement), unless Parent is legally or contractually required to provide otherwise and (b) for the period commencing January 1, 2012 and ending on December 31, 2012, benefits, perquisites and other terms and conditions of employment that are substantially comparable, in the aggregate, to the compensation, benefits, perquisites and other terms and conditions of employment that are provided to similarly situated employees of Parent (excluding, however, benefits under any defined benefit pension plans), as such compensation, benefits, perquisites and other terms and conditions of employment may change from time to time, unless Parent is legally or contractually required to provide otherwise. Parent shall, and shall cause the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation to, treat, and cause the applicable benefit plans in which Company Employees are entitled to participate after the Closing Date to treat, the service of Company Employees with the Company or any of its Subsidiaries attributable to any period before the Closing Date as service rendered to Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation for purposes of eligibility to participate and vesting (but not for purposes of benefit accruals), determination of severance benefits, and paying, providing or satisfying when due all vacation, sick pay and other paid time off accrued but unused as of the Closing Date. Without limiting the foregoing, Parent shall, and shall cause the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation to, waive, and cause the applicable benefit plans in which Company Employees are entitled to participate after the Closing Date to waive, any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations with respect to any Company Employees and their eligible dependents, to the extent waived or satisfied under any similar Benefit Plan immediately prior to the Closing Date, and Parent shall, and shall cause the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation to, recognize and credit, and cause the applicable benefit plans in which Company Employees are entitled to participate after the Closing Date to recognize and credit, any deductibles paid by Company Employees or their eligible dependents under any of the Benefit Plans that are group health plans in the plan year in which the Closing Date occurs towards deductibles under the group health plans of Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation.
          (b) Except as otherwise expressly provided in this Agreement, Parent shall, and shall cause the Surviving Corporation and all Subsidiaries of the Parent or the Surviving Corporation to, honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each current and former employee of the Company arising under the terms of the change in control agreements, all of which are set forth on Schedule 7.8 hereto (the “Change in Control Arrangements”). For the purpose of the Change in Control Agreements, Parent acknowledges that the occurrence of the Acceptance Time will constitute a “change in control” and a “change of control” of the Company and its Subsidiaries. Without limiting the foregoing, Parent acknowledges and agrees that the applicable employees shall be entitled to the applicable payments and benefits set forth in the Change in Control Agreements in the event of their subsequent termination of employment due to an “Involuntary Termination” or due to the employee’s “Voluntary Termination,” as such terms are defined in, and to the extent such payments and benefits are provided for under, the Change in Control Agreements. Parent agrees that for the fiscal year in which the Merger is consummated that the bonus payable under the EMS Performance Bonus Plan (the “Performance Bonus Plan”), the EMS Technologies, Inc. Executive Annual Incentive Compensation Plan (the “Executive Incentive Plan”) and the EMS Technologies, Inc. Annual Incentive Compensation Plan (the “Annual Incentive Plan”) to each eligible participant under such Plans shall be equal to the bonus calculated pursuant to the terms and conditions of the Performance Bonus Plan, the Executive Incentive Plan and the Annual Incentive Plan, as applicable.
          (c) Unless Parent requests otherwise in writing, the Company Board of Directors of the Company shall adopt resolutions terminating, effective no later than the day prior to the Effective Time, any Benefit Plan which is intended to meet the requirements of

Section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or any of its Subsidiaries (each, a “401(k) Plan”). At the Effective Time, the Company shall provide to Parent executed resolutions of the Company Board of Directors authorizing such termination.
          (d) Nothing in this Agreement, whether express or implied, shall: (i) confer upon any employee of the Company or any of its Subsidiaries, or any representative of any such employee, or any Governmental Entity or other third party any rights, claims, benefits, causes of actions or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, (ii) be interpreted to prevent or restrict Parent or the Surviving Corporation or their Affiliates from modifying or terminating the employment or terms of employment of any Company Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Effective Time or (iii) be treated as an amendment or other modification of any Benefit Plan or other employee benefit plan or arrangement.
     Section 7.9 Expenses. Except as provided in Section 9.3 and except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne by the Company, and all filing fees under the HSR Act and any other filings with any Governmental Entity, which shall be borne by Parent, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, whether or not the Offer, the Merger or any of such other transactions is consummated.
     Section 7.10 Indemnification; Directors’ and Officers’ Insurance.
          (a) All rights to indemnification and exculpation from liabilities and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time now existing in favor of any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”) as provided in the respective articles of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries, and any indemnification agreements shall survive the Offer and the Merger and the other transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.
          (b) Parent shall cause the individuals serving as officers and directors of the Company or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that after the Closing Date in no event shall Parent be required to expend annually in the aggregate an amount in excess of 250% of the last annual premium paid by the Company for such insurance prior to the date hereof in respect of coverage required to be obtained pursuant hereto (the “Insurance Amount”); provided, however, that in lieu of the foregoing, the Company may purchase, prior to, on or after the Effective Time, a six-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such director and officer.
          (c) If the Surviving Corporation or its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10.
          (d) The provisions of this Section 7.10 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
     Section 7.11 Other Actions.
          (a) Takeover Statutes. If any Takeover Statute is or may become applicable to the Offer, the Merger or any of the other transactions contemplated by this Agreement after the date of this Agreement, Parent, the board of directors of Parent, the Company and the Company Board of Directors shall use commercially reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
          (b) Rights Agreement. The Company shall cause its Amended and Restated Shareholder Rights Plan, dated as of August 6, 2009 and as amended on January 4, 2011 (the “Rights Plan”), to terminate immediately prior to the Effective Time. The Company shall take all actions necessary so that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Offer, the Merger and the Top-Up Option) will cause the rights granted under the Rights Plan to become exercisable.
          (c) Section 16 Matters. The Company Board of Directors shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause any disposition of the Shares or conversion of any derivative securities in respect of such Shares by an individual who is a director or officer of the Company subject to Section 16 of the Exchange Act in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.
          (d) Rule 14d-10(d) Matters. Prior to the Acceptance Time, the Compensation Committee of the Company Board of Directors shall take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or its Subsidiaries on or after the date hereof (including with respect to the acceleration of vesting of the Company Options or Restricted Stock and the agreements set forth on Section 6.9 of the Parent Disclosure Letter) with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.
          (e) Other Actions By Parent and Merger Sub. Parent and Merger Sub shall use reasonable best efforts to refrain (and shall use its reasonable best efforts to cause their respective Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement. Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub.
ARTICLE VIII
CONDITIONS
     Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of each of the following conditions:
          (a) Shareholder Approval. If the Company Requisite Vote is required by the GBCC in order to effect the Merger, the Company Requisite Vote shall have been obtained.
          (b) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger;
          (c) Offer. Merger Sub shall have accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer (including any subsequent offering period); provided, however, that neither Parent nor Merger Sub shall be entitled to assert the failure of this condition if, in breach of this Agreement, Merger Sub fails to purchase any Shares validly tendered and not validly withdrawn pursuant to the Offer; and
          (d) Any Subsequent Offering Period. Any “subsequent offering period” as described in Section 1.1(a) shall have expired.

ARTICLE IX
TERMINATION
     Section 9.1 Termination. This Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Acceptance Time:
          (a) by mutual written consent of the Company and Parent by action of their respective boards of directors.
          (b) by the Company or Parent, upon written notice to the other:
          (i) if the Offer shall not have been consummated on or before the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have contributed to (x) the failure to satisfy any of the conditions to the consummation of the Offer set forth on Exhibit A hereto on or before the Outside Date or (y) the expiration or termination of the Offer without Merger Sub (or Parent on behalf of Merger Sub) having accepted for payment any Shares pursuant to the Offer;
          (ii) if the Offer shall have expired or been terminated in accordance with the terms of this Agreement without Merger Sub having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination any of the conditions to the Offer set forth in Exhibit A hereto shall not have been satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have contributed to (x) the failure to satisfy of any of the conditions to the consummation of the Offer set forth on Exhibit A hereto or (y) the expiration or termination of the Offer without Merger Sub having accepted for payment any Shares pursuant to the Offer; or
          (iii) if (A) any Law shall be in effect and which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by this Agreement (including the Offer and the Merger) or resulting in a Divestiture Condition, (B) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer and/or the Merger or resulting in a Divestiture Condition shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has resulted in the imposition of such Order or the failure to overturn, vacate or terminate such Order.
          (c) by the Company, upon written notice to Parent specifying the provision or provision hereof pursuant to which such termination is effected, if:
          (i) at any time prior to the Acceptance Time (A) the Company Board of Directors authorizes the Company, subject to complying with Section 7.2, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) the Company enters into such Alternative Acquisition Agreement concurrently with or immediately after the termination of this Agreement, and (C) the Company prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 9.3(a);
          (ii) in the event (A) any of the representations or warranties of Parent and Merger Sub hereunder shall have been inaccurate when made or shall have become inaccurate thereafter (which breach would or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance by Parent or Merger Sub of any of their respective obligations under this Agreement or the consummation of the Offer or the Merger) or (B) there has been a material breach by Parent or Merger Sub of any of their covenants or agreements hereunder (other than any breach set forth in Section 9.1(c)(iii) below), and, such inaccuracy or breach is incurable or shall not have been cured in all material respects by Parent and/or Merger Sub within, twenty (20) days after written notice of such inaccuracy or breach to Parent from the Company and Parent and Merger Sub shall not have provided reasonable assurance to the Company that such inaccuracy or breach will be cured in all material respects on or before the Outside Date; or
          (iii) (A) Merger Sub fails to commence the Offer within the time required by Section 1.1(a) or terminates or makes any change to the Offer in violation of Section 1.1(a) or (B) at the Expiration Date of the Offer, Merger Sub fails to accept for payment the Shares validly tendered and not withdrawn in the Offer in accordance with Section 1.1(a) and at such time all of the conditions set forth in Exhibit A are satisfied and no subsequent expiration date for the Offer is established pursuant to an authorized extension of the Offer.
          (d) by Parent, upon written notice to the Company specifying the provision hereof pursuant to which such termination is effected, if:
          (i) at any time prior to the Acceptance Time, the Company Board of Directors shall have made a Change of Recommendation;
          (ii) at any time prior to the Acceptance Time, the Company shall have materially breached Section 7.2(b); or
          (iii) (A) any of the representations and warranties of the Company in this Agreement shall have been inaccurate when made or shall have become inaccurate thereafter or (B) there has been a material breach of any covenant or agreement made by the Company in this Agreement, in either case such that the condition set forth in clause (c) or (d) of Exhibit A would not be satisfied as of the expiration of the Offer, and such inaccuracy or breach is uncurable or shall not have been cured within twenty (20) days after written notice of such inaccuracy or breach is given by Parent to the Company and the Company shall not have provided reasonable assurance to Parent and Merger Sub that such inaccuracy or breach will be cured in all material respects on or before the Outside Date; or

          (iv) in connection with the efforts to obtain the required clearances, consents, approvals and waivers under Antitrust Laws, if the Assistant Attorney General for antitrust of the DOJ, the Director of the Bureau of Competition of the FTC, or their counterpart at a non-U.S. Governmental Entity, requires or requests a Divestiture Condition as a condition to the clearance of the transactions contemplated by this Agreement under Antitrust Laws (a “Divestiture Request”), provided that Parent shall have promptly (in any event within twenty-four (24) hours) notified the Company of the receipt of such Divestiture Request and paid the Parent Termination Fee contemplated by Section 9.3(b) in immediately available funds prior to or contemporaneously with such termination; provided, further, the right to terminate this Agreement pursuant to this Section 9.1(d)(iv) shall only be available to Parent during the ten (10) day period immediately following the receipt of any Divestiture Request from a Governmental Entity, and the termination right contemplated by this Section 9.1(d)(iv) shall expire and cease to apply on and after the eleventh (11th) day after the receipt of such Divestiture Request; for avoidance of doubt this termination right separately applies to each jurisdiction in which a filing under the Antitrust Laws is made.
     Section 9.2 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, that (a) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money)) to the other party hereto resulting from any willful or intentional material breach of this Agreement or arising pursuant to Section 9.3 of this Agreement and (b) the provisions set forth in Section 9.2, Section 9.3 and Article X shall survive the termination of this Agreement. The Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.
     Section 9.3 Termination Fee.
          (a) If:
          (i) the Company terminates this Agreement pursuant to Section 9.1(c)(i);
          (ii) Parent terminates this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(ii); or
          (iii) prior to the Acceptance Time (A) a bona fide written Acquisition Proposal shall have been made to the Company Board of Directors or any Person shall have publicly announced a bona fide Acquisition Proposal (such Acquisition Proposal, the “Outstanding Proposal”), and (B) following the Outstanding Proposal, the Company or Parent terminates this Agreement pursuant to (x) Section 9.1(b)(i) or (ii) solely due to a failure of the Minimum Tender Condition on the Expiration Date or (y) Section 9.1(d)(iii) either as a result of a breach of a covenant or agreement of the Company set forth in this Agreement or as a result of a willful material breach of a representation or warranty of the Company set forth in this Agreement; provided, however, that no Termination Fee shall be payable to Parent pursuant to this Section 9.3(a)(iii) unless and until within twelve (12) months after such termination the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or consummated, the Outstanding Proposal or another Acquisition Proposal (in each case in this proviso, substituting “50%” for “15%” in the definition of Acquisition Proposal, including as used in the definition of Outstanding Proposal).
then the Company shall pay Parent a termination fee of $19,600,000 (the “Termination Fee”), payable by wire transfer of same day funds (x) concurrently with such termination, in the case of clause (i), (y) within five (5) Business Days after the termination, in the case of clause (ii) and (z) upon the earlier of entry into the definitive agreement with respect to, or consummation of, the Outstanding Proposal or another Acquisition Proposal, in the case of clause (iii); provided, however, that the Company shall be relieved of its obligation to pay the Termination Fee pursuant to clause (i) or clause (ii) above if, prior to a termination pursuant to Section 9.1(c)(i) or prior to the Change of Recommendation, a Divestiture Request shall have been made, and Parent shall not have complied with, or offered to comply with, such Divestiture Request within three (3) Business Days after written request by the Company (but such request by the Company may not be delivered before the eighth (8) day after the Parent has received the Divestiture Request under Section 9.2(d)(iv)) to comply with such requirement or request by the relevant Governmental Entity (the parties acknowledge and agree that in the event the Company is relieved of its obligation to pay the Termination Fee pursuant to this proviso, Parent shall be relieved of any obligation to pay the Parent Termination Fee). In no event shall the Company be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement (including Section 10.5), each of Parent and Merger Sub acknowledges and agrees on behalf of itself and its Affiliates that if the Termination Fee becomes payable and is paid by the Company pursuant to this Section 9.3, the right to receive the Termination Fee shall constitute each of Parent’s and Merger Sub’s and each of their Affiliates’ and Representatives’ sole and exclusive remedy under this Agreement.
          (b) If:
               (i) Parent terminates this Agreement pursuant to Section 9.1(d)(iv); or
               (ii) Either Parent or the Company terminates this Agreement pursuant to:
(A)	Section 9.1(b)(i) or Section 9.1(b)(ii), provided that (x) at the time of such termination all of the conditions set forth on Exhibit A shall have been satisfied except that the condition(s) set forth in clause (a) (with respect to matters under the Antitrust Laws), (b) (with respect to matters under the Antitrust Laws) and/or (f) on Exhibit A shall not have been satisfied and the Minimum Condition and the condition set forth in clause (e) may not have been satisfied, (y) prior to such termination, a Divestiture Request shall have been made and Parent shall not have complied with such Divestiture Request, and (z) as of such date it is reasonably likely that the Minimum Tender Condition and the condition set forth in clause (e) would be satisfied if the Offer were to be consummated on such date; or

(B)	Section 9.1(b)(iii) solely as a result of any Law which has the effect of resulting in a Divestiture Condition and/or any final and non-appealable Order resulting in a Divestiture Condition and, prior to such termination, a Divestiture Request shall have been made and Parent shall not have complied with such Divestiture Request, and at the time of any termination pursuant to clause (i) or clause (ii) above, the condition set forth in clause (d) on Exhibit A shall have been satisfied, then Parent shall pay the Company a termination fee of $19,600,000 (the “Parent Termination Fee”), payable by wire transfer of same day funds (x) prior to or concurrently with such termination, in the case of clause (i), and (y) within five (5) Business Days after the termination, in the case of clause (ii). In no event shall Parent be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement (including Section 10.5), the Company acknowledges and agrees on behalf of itself, its shareholders and its Affiliates that if the Parent Termination Fee becomes payable and is paid by Parent pursuant to this Section 9.3, the right to receive the Parent Termination Fee shall constitute the Company’s and its Affiliates’ and Representatives’ sole and exclusive remedy under this Agreement.
          (c) The parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would not enter into this Agreement.
ARTICLE X
MISCELLANEOUS AND GENERAL
     Section 10.1 Survival. This Article X and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 7.8 (Employee Matters), 7.9 (Expenses) and 7.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article X and the agreements of the Company, Parent and Merger Sub contained in Section 7.9 (Expenses), Section 9.2 (Effect of Termination and Abandonment) and Section 9.3 (Termination Fee) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
     Section 10.2 Modification or Amendment. Subject to Section 1.3(c) and the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that (a) after the Acceptance Time, there shall be no amendment that decreases the Per Share Merger Consideration or to Section 7.10, and (b) after the Company Shareholder Approval has been obtained, no amendment shall be made to this Agreement that by Law (including the relevant rules of Nasdaq) requires further approval by the Company Shareholders without the further approval of such shareholders.
     Section 10.3 Waiver of Rights. Subject to Section 1.3(c) and Section 10.2 above, any party hereto may (a) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations; provided, however, that after the Company Shareholder Approval has been obtained, no waiver shall be made that by Law (including the relevant rules of Nasdaq) requires further approval by the Company Shareholders without the further approval of such shareholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
     Section 10.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Facsimiles or other electronic means (including email) shall be sufficient for execution of this Agreement.
     Section 10.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.
          (a) THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF GEORGIA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE. The parties hereby irrevocably submit to the personal jurisdiction of the Fulton County, Georgia, Superior Court, Business Case Division and the federal courts of the United States of America located in the Northern District of Georgia solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Georgia state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.
          (c) The parties agree that irreparable damage would occur, and that there would be no adequate remedy at Law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at Law or in equity, (ii) the parties hereto shall not bring as a defense against such injunction or injunctions that (A) irreparable damage would not occur, or any of the parties hereto would have an adequate remedy, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or (B) any of the other parties hereto are not entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and (iii) any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
          (d) The parties acknowledge and agree that Parent’s, Merger Sub’s and Company’s liability for failure to perform its obligations under this Agreement shall not be limited to reimbursement of expenses, out-of pocket costs and other direct damages, and such liability may include the benefit of the bargain lost by the Company Shareholders or Parent or Merger Sub, respectively, (taking into consideration relevant matters, including other combination opportunities) resulting from any breach of this Agreement by a party. The rights granted pursuant to this Section 10.5(d) to the Company shall be enforceable solely by the Company, in its sole and absolute discretion, on behalf of the Company Shareholders.

     Section 10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by overnight courier or by facsimile:
If to Parent or Merger Sub:
Honeywell International Inc.
101 Columbia Road
P.O. Box 4000
Morristown, NJ 07962
Attention: General Counsel
                 Senior Vice President
Facsimile: (973) 455-4217
with a copy (which shall not constitute notice) to:
Bingham McCutchen LLP
355 S. Grand Avenue, Suite 4400
Los Angeles, CA 90071
Attention: David Robbins, Esq.
Facsimile: (213) 680-6499
If to the Company:
EMS Technologies, Inc.
660 Engineering Drive
Norcross, GA 30092
Attention: Neilson A. Mackay
                 Timothy C. Reis
Facsimile: (770) 447-4397
with a copy (which shall not constitute notice) to:
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention: C. William Baxley
                 Anne M. Cox
Facsimile: (404) 572-5133
and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Stephen Fraidin
                 Yi (Claire) Sheng
Facsimile: (212) 446-4900
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.
     Section 10.7 Definitions. The following terms, as used herein, have the following meanings:
          (a) “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, acquisition, joint venture, exclusive license, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange or similar business combination transaction involving the Company of any of its Subsidiaries pursuant to which any Person (or group of Persons) other than Parent or its Affiliates, directly or indirectly, acquired or would acquire assets or businesses representing 15% or more of the net income or total revenue or consolidated total assets (including equity securities of its Subsidiaries) of the Company, and (ii) any proposal or offer to acquire in any manner, directly or indirectly, beneficial ownership of 15% or more of the total voting power of any class of equity securities of the Company (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.
          (b) “Affiliate” of any Person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise.
          (c) “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.
          (d) “Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in Atlanta, Georgia.

          (e) “Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.
          (f) “Company Material Adverse Effect” means an effect, event, change, fact, circumstance or occurrence (any of the foregoing, a “Circumstance”) that, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on the financial condition, business or results of operation of the Company and its Subsidiaries, taken as a whole; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) Circumstances resulting from or generally affecting (A) economic conditions, including those affecting the financial markets, banking markets, credit markets, securities markets, commodities markets, interest rates or currency exchange rates in the United States or elsewhere in the world or (B) political, social or regulatory conditions or conditions affecting any decision by the U.S. government or other governments with respect to spending with respect to military or national defense; (ii) Circumstances resulting from or generally affecting the industries in which the Company or its Subsidiaries operate generally or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (iii) Circumstances resulting from any change in or adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date hereof, of Law in the United States or elsewhere in the world; (iv) Circumstances resulting from any changes after the date hereof in GAAP or accounting standards or the interpretations thereof; (v) Circumstances resulting from negotiation, execution, the public announcement, pendency or performance of this Agreement or the transactions contemplated hereby, or compliance with, or the taking or omission of any action required by, this Agreement or the transactions contemplated hereby, including in any such case, any delays or cancellations of orders, Contracts or payments for the Company’s products or services or any loss of customers, suppliers, vendors, lenders, investors, venture partners, or changes in such relationships or any loss of employees or labor disputes or employee strikes, slowdowns, job actions or work stoppages or labor union activities (including those caused by the identity of the acquiror), provided that none of the Circumstances set forth in this clause (v) shall affect the Company’s representations in Section 5.4 or its obligations under Section 7.1; (vi) any taking of any action at the request of Parent or Merger Sub; (vii) any litigation arising from allegations of a breach of fiduciary duty or other violation relating to this Agreement or the transactions contemplated hereby (including any litigation brought by the Company Shareholders on their own behalf or on behalf of the Company) to the extent fully covered by the Company’s insurance policies, subject to any applicable deductible, or any failure to hold the 2011 Annual Meeting of Shareholders within the time required pursuant to GBCC 14-2-703; (viii) any national or international calamity or outbreak or escalation of hostilities or acts of war or terrorism (whether or not declared); or (ix) any changes in the share price or trading volume of the Shares, in the Company’s credit rating or in any analyst’s recommendations with respect to the Company, or the failure of the Company to meet internal or published projections, predictions, estimates or forecasts (including projections of third parties), or the issuance of revised projections that are more pessimistic than those in existence as of the date hereof (it being understood that the exception in this clause (ix) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the other exceptions to this definition of “Company Material Adverse Effect”)); (x) any increase in the cost or availability of financing to the Parent or Merger Sub; (xi) Circumstances resulting from or relating to any litigation or regulatory proceeding set forth in Section 5.8 of the Company Disclosure Letter to the extent such Circumstances would be reasonably foreseeable based on the factual description of such litigation or proceeding in the Company Disclosure Letter; (xii) the Circumstances described in Section 10.7(f) of the Company Disclosure Letter or (xiii) any deterioration in the business, results of operations, financial condition, liquidity or shareholders’ equity of the Company and/or its Subsidiaries resulting in whole or in part from circumstances or conditions existing as of the date of this Agreement to the extent specifically Previously Disclosed or reasonably foreseeable based on such specific prior disclosure; provided further, however, that any Circumstances referred to in clauses (i), (ii) or (viii) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be likely to occur to the extent that such Circumstance has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses (in which case only the incremental materially disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has or would reasonably be likely to occur).
          (g) “Company Products” means any and all service offerings and products made commercially available or otherwise distributed by the Company or any of its Subsidiaries in the ordinary course of business as currently conducted.
          (h) “Contract” shall mean any agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, excluding purchase orders.
          (i) “DFAR” shall mean Defense Federal Acquisition Regulations.
          (j) “Divestiture Condition” shall mean (i) the restriction, prohibition or limitation of ownership or operation by Parent or Merger Sub or their Subsidiaries of all or any material portion of the business or assets of the Company or any of their respective Subsidiaries, (ii) the requirement that Parent or Merger Sub or the Company or any of their respective Subsidiaries divest, dispose of or hold separately all or any material portion of the business or assets of Parent or Merger Sub or Company or any of their respective Subsidiaries, or imposition of any material limitation, restriction or prohibition on the ability of Parent or Company or their Subsidiaries to conduct it business or own such assets or (iii) the imposition of material limitations on the ability of Parent or Merger Sub or their Subsidiaries to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Merger Sub or Parent or their Subsidiaries pursuant to the Offer on all matters presented to the Company’s shareholders; provided that a “Divestiture Condition” shall not include any obligation imposed upon the Company or Parent (or their respective Affiliates), including pursuant to an Order or consent decree implementing such obligations, to continue to supply the Company’s customers in fulfillment of current contractual commitments or to provide future supply needs for currently served aviation platforms, and those aviation platforms and aviation communication standards presently in development, or aviation platforms for which Parent itself offers to supply, in each case on fair and commercially reasonable terms.

          (k) “ESPP” means the Company’s Employee Stock Purchase Plan.
          (l) “Environmental Law” means any applicable federal, state, local or foreign laws, statutes, rules, regulations, standards, requirements, rules and principles of common law, ordinances and codes, including any judicial and administrative interpretations thereof, relating to (a) the protection of human health, safety and the environment, (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances, or (c) safety issues (including occupational safety and health), in each case as amended and as in effect on the date hereof.
          (m) “Environmental Permit” means any permit, registration, application or filing of any type required by applicable Environmental Law required for the operation of the Company or any of its Subsidiaries.
          (n) “Government Contract” means any contract entered into between the Company and a Governmental Agency. The term “Government Contract” also includes any subcontract (at any tier) of the Company or its Subsidiaries (i) with another entity under a prime contract held by the Company or its Subsidiaries and (ii) with another entity that holds either a prime contract with such a Governmental Agency or a subcontract (at any tier) under such a prime contract, in each case including any task orders or delivery orders issued under, or any modifications to, any such prime contract or subcontract, whether currently active or subject to an open audit period.
          (o) “Government Contract Bid” means any offer, proposal or quote for goods or services to be delivered by the Company that if awarded by a Governmental Agency would lead to a Government Contract.
          (p) “Governmental Agency” means any agency of a United States federal, state or municipal government or any agency of any foreign sovereign or agency of a provincial, regional or metropolitan government thereof, or any intergovernmental agency or quasi-governmental agency.
          (q) “Hazardous Substance” means any material, substance or manufactured article that is listed, classified, defined, or designated as hazardous, toxic, radioactive or a “pollutant,” waste or “contaminant” or otherwise regulated under any Environmental Law. Hazardous Substance includes, without limitation, petroleum or any by-product thereof or article manufactured therefrom, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead, polychlorinated biphenyls, hazardous waste or solid waste.
          (r) “Intellectual Property” means in any and all jurisdictions throughout the world all (i) trademarks, service marks, certification marks, Internet domain names, uniform resource locator (URL) addresses, trade dress, trade names, corporate names. and other indicia of origin, common law rights thereto, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions, discoveries, whether or not patentable or reduced to practice, and all patents, invention disclosures, industrial designs, and applications therefor, including divisions, continuations, continuations-in-part and reissues, extensions and reexaminations thereof and all rights therein; (iii) confidential information, trade secrets and know-how, invention rights, customer lists, supplier lists, technical information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, data, technology, specifications, designs, plans, drawings proposals, and blue prints, and all rights in any jurisdiction to limit the use or disclosure thereof; (iv) published and unpublished works of authorship, whether copyrightable or not (including Software), copyrights therein and thereto, registrations, applications, renewals and extensions therefor, and any and all rights associated therewith including all moral and common law rights therein; and (v) all other similar or equivalent intellectual property or proprietary rights.
          (s) “Knowledge of the Company” means the actual knowledge after due inquiry that would reasonably be expected of a person occupying a similar position or performing a similar professional function of the individuals listed on Section 10.7(s) of the Company Disclosure Letter.
          (t) “Lease” means each lease, sublease, license, and any other agreement (written or oral), including all amendments, extensions, renewals, additions, supplements, restatements, guaranties and other agreement with respect thereto, pursuant to which the Company or any Subsidiary, as the case may be, holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.
          (u) “Licensed Intellectual Property” means all Intellectual Property owned by a Person (other than the Company or any of its Subsidiaries) and licensed or sublicensed to the Company and/or any of its Subsidiaries.
          (v) “Outside Date” means September 30, 2011 or any other date that Parent and the Company may agree upon in writing; provided that if on September 30, 2011, all of the conditions set forth in Exhibit A are satisfied or waived (other than the Minimum Tender Condition and the condition set forth in clause (e), but provided that it is reasonably likely that such conditions would be satisfied if the Offer were to be consummated on such date) except that the condition set forth in clause (a) (solely as a result of any Order having the effect of resulting in a Divestiture Condition), (b) (solely as a result of any suit, action or proceeding seeking a Divestiture Condition), (f) or (g) shall not have been satisfied, the Outside Date shall be automatically extended to the earlier of (i) seven (7) days after all the conditions set forth in Exhibit A are satisfied or waived or (ii) December 31, 2011.
          (w) “Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.
          (x) “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith, (ii) statutory Liens of landlords with respect to the Leased Real Property, (iii) Liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the ordinary course of business and not yet delinquent, (iv) in the case of the Owned Real Property and the Leased Real Property, in addition to items (i) and (ii), (A) zoning, building, or other restrictions and variances, (B) with respect to the Leased Real Property, (x) covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of, value or occupancy of such leased real property or (y) all Liens created by, through or under the owner of the underlying real property or third parties which are limited to the owner’s or third party’s interest in that real property and (C) with respect to the Owned Real Property, all instruments recorded in the real estate records of the county in which the affected parcel is located that affect the status of title to the Owned Real Property, (v) Liens securing indebtedness, (vi) in the case of Intellectual Property, third party license agreements entered into in the ordinary course of business, and (vii) Liens incurred in connection with capital lease obligations.
          (y) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
          (z) “Previously Disclosed” means previously disclosed by the Company in the Company Disclosure Letter, or as disclosed in the Company Reports filed since January 1, 2010 and prior to the 3rd Business Day prior to the date of this Agreement (to the extent that such disclosure does not constitute a “risk factor” and was not included in any section related to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature).
          (aa) “Release” means any spilling, leaking, pouring, pumping, emitting, emptying, escaping, dumping, injecting, discharging, leaching or disposing (including the abandonment or discarding of barrels, containers and other closed receptacles) of Hazardous Substances.
          (bb) “Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded, in each case, either used in the provision of Company Products or otherwise material to the business of the Company or any of its Subsidiaries.
          (cc) “Stock Plans” means the Company’s 1997 Stock Incentive Plan, as amended, the Company’s 2000 Stock Incentive Plan, and the Company’s 2007 Stock Incentive Plan.
          (dd) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

          (ee) “Superior Proposal” means an unsolicited bona fide Acquisition Proposal that the Company Board of Directors has determined in its good faith judgment (after consultation with outside legal counsel and financial advisors and after taking into account any legal, financial, regulatory or other aspects of the proposal (including any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms) deemed relevant by the Company Board of Directors) would result in a transaction more favorable to the Company Shareholders than the transactions contemplated by this Agreement, provided that for purposes of the definition of “Superior Proposal,” the references to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “80% or more”.
          (ff) “Tax” (including, with correlative meaning, “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, occupancy and other taxes, duties, assessments or governmental charges of any nature whatsoever, together with all interest, penalties and additions imposed with respect thereto.
          (gg) “Tax Return” means all returns, reports and other documents (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Governmental Entity relating to Taxes, including all amendments, returns, reports and other documents.
     Section 10.8 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement, dated April 25, 2011, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.
     Section 10.9 No Third Party Beneficiaries. Except (x) as provided in Section 7.10, (y) following the Acceptance Time or the Effective Time, as applicable, the rights of the Company Shareholders and holders of Company Options to receive the Offer Price, the Per Share Merger Consideration and the Option Payment, respectively, and (z) the right of the Company on behalf of its shareholders to pursue damages (including claims for damages based on the benefit of the bargain lost to the Company Shareholders) in the event of Parent’s or Merger Sub’s breach of this Agreement or wrongful repudiation or termination of this Agreement, in which event the damages recoverable by the Company for itself and on behalf of its shareholders (without duplication) shall be determined by reference to the total amount that would have been recoverable by the holders of the Shares if all such holders brought an action against Parent and Merger Sub and were recognized as intended third party beneficiaries hereunder, which right is hereby acknowledged and agreed by Parent and Merger Sub, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
     Section 10.10 Transfer Taxes. Except as provided in Section 4.2(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including all interest, penalties and additions imposed with respect thereto) incurred in connection with the Merger shall be paid by the Surviving Corporation.
     Section 10.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     Section 10.12 Interpretation; Construction.
          (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.
          (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
          (c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the Section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.
     Section 10.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by any party hereto without the prior written consent of the other parties hereto. This Agreement shall not be assignable by operation of Law or otherwise.
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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

EMS TECHNOLOGIES, INC.
By:	/s/ Neilson A. Mackay
	Name:	Neilson A. Mackay
	Title:	President and Chief Executive Officer

HONEYWELL INTERNATIONAL INC.
By:	/s/ Brian Cook
	Name:	Brian Cook
	Title:	VP Corporate Development

EGRET ACQUISITION CORP.
By:	/s/ Thomas Larkins
	Name:	Thomas Larkins
	Title:	Secretary

Exhibit A
Conditions of the Offer
     Notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless, by the expiration of the Offer (as it may be extended in accordance with Section 1.1 of this Agreement), (i) there shall have been validly tendered and not withdrawn that number of Shares which, when added to the Shares already owned by Parent or any of its Subsidiaries, would represent at least a majority of the outstanding Shares on a fully diluted basis (such number of shares, the “Minimum Tender Condition”) (the number of Shares on a “fully diluted basis” shall equal the number of Shares then issued and outstanding, plus the number of Shares which the Company may be required to issue as of such date pursuant to stock options or awards then vested and exercisable (including as a result of the transactions contemplated by this Agreement), but excluding Shares issuable upon the exercise of the Top-Up Option and any Underwater Options that are validly cancelled at the Acceptance Time pursuant to Section 4.3)) and (ii) each of the following conditions shall be satisfied:
          (a) No Law or any Order (whether temporary, preliminary or permanent) shall be in effect that has the effect of restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement (including the Offer and the Merger) or resulting in a Divestiture Condition;
          (b) No suit, action or proceeding shall have been commenced by any Governmental Entity seeking any of the consequences referred to in clause (a) above;
          (c) (i) The representations set forth in Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.2 (Capital Structure), Section 5.3(a) and (b) (Corporate Authority; Approval; Fairness Opinion), Section 5.13 (Takeover Statutes) and Section 5.19 (Brokers and Finders) shall be true and correct in all respects as of the date of this Agreement and the Expiration Date (other than de minimis exceptions and except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct in material respects as of such specified date); (ii) the representations in the first sentence of Section 5.20(c) (Government Contracts) shall be true and correct in all respects as of (A) the date of this Agreement (other than de minimis exceptions) and (B) the Expiration Date; and (iii) any other representation or warranty of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Expiration Date (disregarding all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Company Material Adverse Effect”) as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), provided, however, that notwithstanding anything contained herein to the contrary, the conditions set forth in clauses (ii)(B) and (iii) shall be deemed to have been satisfied even if any representations and

Exhibit A-1

warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect;
          (d) The Company shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under this Agreement on or prior to the expiration of the Offer;
          (e) The Company shall have delivered to Parent a certificate signed by the Chief Executive Officer and Chief Financial Officer and certifying as to the satisfaction by the Company, of the applicable conditions specified in clauses (b), and (c) of this Exhibit A;
          (f) The applicable waiting period under the HSR Act shall have expired or been terminated and the required waiting periods and approvals under the Antitrust Laws of Canada and Austria shall have expired or been terminated or obtained, as applicable;
          (g) All approvals from the Federal Communications Commission required to consummate the transactions contemplated by this Agreement shall have been obtained;
          (h) Since the date of this Agreement, a Company Material Adverse Effect shall not have occurred and be continuing; and
          (i) The Company and Parent shall not have reached a mutual written agreement that the Offer be terminated or this Agreement shall not have been terminated in accordance with its terms.
The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Merger Sub, and may (other than the Minimum Tender Condition) be waived by Parent or Merger Sub in whole or in part at any time and from time to time, subject in each case to the terms of this Agreement (including Section 1.1(a)) and applicable Law. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

Exhibit A-2